United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X] Form 40-F [   ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes [   ] No [X]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes [   ] No [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [   ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ____________.)

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE FIRST QUARTER OF 2004 (BRAZILIAN GAAP)
INDEX TO CONSOLIDATED FINANCIAL INFORMATION (BRAZILIAN GAAP)
SIGNATURES

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE FIRST QUARTER OF 2004

Except where otherwise indicated, the operational and financial information in this press release is for the Parent Company and calculated in accordance with generally accepted accounting principles in Brazil (Brazilian GAAP). With the exception of information relating to investments and the behavior of markets, it is based on quarterly financial statements reviewed by the company’s external auditors.

www.cvrd.com.br
rio@cvrd.com.br

Investor Relations Department

Roberto Castello Branco
Rafael Campos
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel: (5521) 3814-4540

Rio de Janeiro, May 12, 2004 — Companhia Vale do Rio Doce (CVRD) reported net earnings of R$ 954 million in the first quarter of 2004 (1Q04), corresponding to R$ 2.48 per share — 20.5% higher than in the previous quarter, and 18.0% less than in 1Q03.

Gross operating revenues was R$ 2.731 billion, 8.5% more than in the first quarter of 2003 and 5.0% less than in 4Q03. Consolidated exports were US$ 1.012 billion, 26.7% higher than in 1Q03. Net exports (exports less imports) were US$ 864 million, or 14% of Brazil’s total trade surplus for the first three months of the year.

EBITDA recorded in the first quarter was R$ 1.342 billion, the third-highest quarterly EBITDA in CVRD’s history, and EBITDA margin (EBITDA as a percentage of net revenues) was 51.5%, higher than the full year 2003 (48.7%), 2002 (48.3%), 2001 (51.0%) and 2000 (48.3%).

Sales of iron ore and pellets were 43.256 million tons, 18.9% more than in 1Q03. The volume of general cargo (other than iron ore and pellets) transported for clients on CVRD’s railroads (the Vitória-Minas railroad and the Carajás railroad) totaled 4.0 net ton-kilometers (ntk), 16.8% more than in 1Q03.

SELECTED FINANCIAL INDICATORS

	R$ million
	1Q03	4Q03	1Q04
Gross Operating Revenues	2,518	2,877	2,731
Gross Margin (%)	48.4	44.7	43.4
EBITDA	1,148	1,239	1,342
EBITDA Margin (%)	47.5	44.3	51.5

1Q 04	1

BR GAAP

	R$ million
	1Q03	4Q03	1Q04
Net Earnings	1,164	792	954
ROE (annualized) (%)	19.4	30.2	27.9
Investments (US$ million) *	197.9	400.6	306.0

*including acquisitions

ROE = return on equity = LTM net earnings / equity

EARNINGS GUIDANCE

CVRD does not provide guidance in the form of quantitative forecasts about future financial performance. The Company aims to release the maximum amount of information about its vision for the various markets in which it operates, explaining its strategic directives and execution; thereby, providing capital market participants with sufficient information to form their own expectations with regard to medium and long-term performance.

BUSINESS OUTLOOK

The global economy has continued to experience a synchronized recovery, which began in the third quarter of 2003. The fastest growth is observed in China, the other emerging markets in Asia and in the United States and slower growth rates are observed in the Euro Zone, where consumption remains subdued. In Japan, economic growth, stimulated by exports and investment, continues to exceed expectations, and in Latin America, particularly in Brazil, there are signs that recovery is underway.

According to data from the International Iron and Steel Institute (IISI), global steel production increased 8.7% in 1Q04, compared to 1Q03. Excluding China, production increased 3.9%, which is much higher than the average growth rate observed in the period 1993/2003 of 1.5%. Chinese steel production grew 26.5% in 1Q04, compared to 1Q03, representing a significant increase in that country’s steel production rate vis-à-vis the growth rate observed at the end of last year, which amounted to 21.2%.

Chinese iron ore imports in 1Q04 reached a record 50.7 million tons, 48.2% higher than the volume recorded in 1Q03, bringing the total quantity imported in the 12 months to April, to 164.6 million tons. Japan imported 34.7 million tons in the quarter, an increase of 4.1% compared to 1Q03.

The global macroeconomic scenario remains favorable for continued expansion in the demand for ores and metals, which benefits the Company’s performance.

The measures taken by the Chinese economic authorities to reduce growth rates — restricting both the supply of and demand for credit — are extremely healthy, because the sooner China seeks to correct its excess demand situation, the lower is the probability of a crisis in the future, which would have an adverse effect on global demand for mineral products.

These measures discourage investments with a low expected rate of return. Such unproductive investments would contribute to lower China’s capacity for future economic growth, jeopardizing the buoyancy of demand for ores and metals. According to IMF estimates, one third of the GDP growth in China since 1978, when reforms were first introduced, is explained by productivity gains. Therefore, in preventing the waste of resources, the Chinese government is focused on the

1Q 04	2

BR GAAP

preservation of the economy’s growth dynamics, and consequently the vigor of the demand for mineral products.

CVRD’s commercial relationship with China with respect to the sale of iron ore is conducted via long-term contracts with the largest and most modern steel producers in that country. Long-term contracts help to minimize fluctuations in sales during down-cycles and allow customized solutions to be developed that generate value to the Company’s clients.

According to the long-term contracts in force, CVRD’s iron ore sales, excluding those of Caemi, to the Chinese market should increase from the level of 25.7 million tons in 2003, to approximately 55 million tons in 2008, implying an estimated average annual growth rate of 16.4% during the period 2003-2008.

The Sossego mine, in Carajás, is undergoing its copper concentrate production ramp-up phase, with the first shipment expected between the end of June and the beginning of July 2004. Sossego has a nominal production capacity of 140,000 tons a year, on average, of copper in concentrate equivalent.

The startup of the Sossego operation, CVRD’s first copper project and the only greenfield copper project to be completed in 2004 in the world, constitutes an important milestone in the development of CVRD’s non-ferrous mineral businesses and creates a new platform for the creation of shareholder value.

RECENT RELEVANT EVENTS

In April, CVRD entered into new long-term contracts with clients, distributed dividends to its shareholders and was successful in its initiative to purchase electricity via auction. Both Alunorte and GIIC obtained various international certifications, which is consistent with the Company’s focus on corporate social responsibility.

•	Long-term contracts for the supply of iron ore and pellets

CVRD and China Steel Corporation (CSC), one of the largest steel producers in Asia, have signed a contract for the supply of 600 thousand tons of pellets a year from 2005 to 2011. CSC has been a client of CVRD since 1979 and in addition to buying pellets, currently purchases some 2.4 million tons a year of iron ore, also under a long-term contract.

CVRD also signed a contract with Usiminas, one of the largest steelmakers in Latin America, for the supply of five million tons a year of iron ore for five years. The volume covered by this contract represents approximately 90% of Usiminas’ current iron ore consumption.

In 2003 and in the beginning of 2004, CVRD entered into several long-term contracts with important steelmakers, such as Arcelor, Baosteel and Corus. These contracts minimize future iron ore sales volatility and allow for the development of customized solutions that create value for our clients.

•	Dividends and debenture remuneration

On April 30, the first minimum dividend installment was paid to CVRD’s shareholders, in the amount of R$ 2.06 (US$ 0.70 as of April 30) per share, in accordance with the minimum dividend payment proposal for 2004, as announced to the market. The total disbursement by CVRD amounted to US$ 268.3 million.

1Q 04	3

BR GAAP

On April 1, CVRD paid its first remuneration payment on debentures issued by the Company and distributed to shareholders before its privatization in 1997, of R$ 0.0120628 per debenture, amounting to a total disbursement by the Company of US$ 1.6 million.

•	Electricity auction

Albras was successful in its initiative to purchase electricity via an auction for a period of 20 years. The electricity bought will supply its needs starting in June 2004. The base purchase price is R$ 53.00 per MWh, indexed to the IGPM, which is the general price index published by Fundação Getulio Vargas. In addition to the base price, the electricity supplier will have a stake on the portion of the primary aluminum price, at the London Metal Exchange (LME), which exceeds US$ 1,450 per ton. According to the structure of the operation, Albras will make a prepayment for the purchase of this electricity of R$ 1.2 billion.

The terms obtained will preserve Albras’ highly competitive position in the global aluminum industry.

•	Corporate social responsibility

GIIC, a joint venture between CVRD and The Gulf Investment Corporation, has received the ISO 9000 certification for the quality of its pellets and the ISO 14001 certification for excellence in environmental protection.

Alunorte, the alumina refinery controlled by CVRD, received three international certifications: the ISO 9001, for quality in alumina production, the ISO 14001, for excellence in environmental protection, and the OHSAS 18001, for health and safety in the workplace.

All of CVRD ´s iron ore and manganese mines, its maritime terminals; Tubarão ´s pelletizing plants, RDME, Albras and now Alunorte and GIIC have the ISO 14001 for excellence in environmental protection. Moreover, Albras has additional certifications for corporate social responsibility, quality, health and safety in the workplace.

Social responsibility, including environmental protection, social initiatives, the health and safety of its employees, is a priority for CVRD, which considers such responsibility a crucial factor to maintain its long-term competitiveness.

SALES REVENUES AND VOLUMES

Sales volumes of iron ore and pellets in 1Q04, 43.256 million tons, was 18.9% higher than in 1Q03, and 3.4% lower than in 4Q03. The year-on-year increase was due to the consolidation of Ferteco, which mines contributed 4.854 million tons, and to the strong demand for these products. At the same time, there was a fall in sales volumes from 4Q03 to 1Q04 due to seasonal factors.

Mining production tends to be lower in the first quarter of each year, due to the rainy season, reducing the total of shipments. The rains also increase the risk of accidents on the railroads, although Vitoria a Minas railroad and Carajás railroad have accident rates among the lowest in the world. Certainly there is a production and sales growth trend along the year.

CVRD’s iron ore production was 2.6 million tons lower in 1Q04 than in 4Q03. There were accidents on the Carajás and MRS Logística railroads, and delays by

1Q 04	4

BR GAAP

suppliers in delivery of railcars for transport of iron ore — both contributing to difficulties in shipments.

Iron ore fines volume was 75.4% of all shipments; lumps were 9.9%, and pellets 14.7%.

About 74% of CVRD’s shipments of iron ore and pellets in 1Q04 went directly to exports. China continued to be the main consumer market, buying 5.8 million tons, or 18.1% of the total volume exported by CVRD. The second-largest destination country was Germany, with 4.6 million tons, followed by Japan with 4.0 million tons, France with 2.3 million tons and South Korea with 1.7 million tons. Of the 11.2 million tons sold in the domestic market, 4.9 million tons went to the palletizing joint ventures for processing into pellets, almost all of the production of which goes to the export market.

Sales of potash were 138 thousand tons, 12.7% less than in the first quarter of 2003, and 18.3% less than in the last quarter of 2003, in spite of high demand. Lower sales reflected lower production in this quarter due to works on expansion — which should increase the mine’s nominal capacity from 600,000 tons/year to 850,000 tons/year in 2005.

SALES VOLUME

	thousand tons
	1Q03	4Q03	1Q04
Iron Ore and Pellets	36,391	44,797	43,256
Iron Ore	31,307	38,134	36,901
Fines	28,157	33,263	32,610
Lumps	3,150	4,871	4,291
Pellets	5,084	6,663	6,355
Potash	158	169	138
Port Services	5,624	5,761	5,635

IRON ORE AND PELLET SALES BY DESTINATION

	million tons
FOREIGN MARKET	1Q03	4Q03	1Q04
ASIA
China	5.4	6.4	5.8
South Korea	1.6	2.0	1.7
Philippines	0.4	0.7	0.8
Japan	3.9	4.0	4.0
Taiwan	0.4	0.5	0.7
Others	—	—	0.4

Total	11.7	13.6	13.4

EUROPE
Germany	3.5	5.2	4.6
Spain	0.8	1.0	0.9
France	1.4	2.3	2.3
Italy	1.2	1.3	1.5
United Kingdom	0.5	0.9	0.5
Others	3.0	4.7	3.5

Total	10.4	15.4	13.3

THE AMERICAS
Argentina	0.8	0.9	0.9
United States	1.0	0.7	1.0
Other	0.8	0.9	1.3

Total	2.6	2.5	3.2

1Q 04	5

BR GAAP

	million tons
FOREIGN MARKET	1Q03	4Q03	1Q04
Others
Bahrain	0.5	0.8	1.0
Others	1.0	1.5	1.2
Total	1.5	2.3	2.2
TOTAL	26.2	33.8	32.1

DOMESTIC MARKET	1Q03	4Q03	1Q04
Steel Mills	5.1	6.4	6.3
Pelletizing Joint Ventures	5.0	4.6	4.9
Total	10.1	11.0	11.2
TOTAL	36.3	44.8	43.3

The volume of general cargo (cargo other than iron ore and pellets) carried by our railroads (the Vitória a Minas railroad and the Carajás railroad) totaled 4.0 billion ntk, in line with 4Q03, and 16.8% more than in 1Q03. This reflects the increase in our fleet of locomotives and railcars, and the fact that there is pent-up demand for this type of service. Steel products were 52% of the cargo we transported for clients in the quarter, agricultural products 27%, fuel 10%, containers 2% and other products 9%.

RAILROAD TRANSPORTATION OF GENERAL CARGO

	ntk million
	1Q03	4Q03	1Q04
Vitória a Minas Railroad	2,727	3,233	3,062
Carajás Railroad	662	808	897
Total	3,389	4,041	3,959

Gross operational revenue was R$ 2.731 billion, 8.5% more than in the first quarter of 2003, and 5.0% less than in 4Q03. 83% of the revenue was denominated or indexed to the US dollar.

Revenue from sales of iron ore was R$ 1.697 billion, 62.1% of total revenue. This was 9.3% more than in 1Q03, and 6.2% less than in 4Q03. Revenue from sales of pellets was R$ 595 million, 21.8% of total revenue: 20.0% higher than in the first quarter of 2003, and 4.5% less than in 4Q03.

Revenue from logistics services, at R$ 332 million, was similar to its levels in 1Q03 and 4Q03, and provided 12.2% of the Company’s total revenues. Revenue from rail transport was R$ 261 million, and revenue from port services was R$ 71 million.

GROSS REVENUES BY PRODUCT

	R$ million
	1Q03%		4Q03%		1Q04%
Iron Ore	1,553	61.7	1,808	62.9	1,697	62.1
Domestic Market	411	16.3	374	13.0	428	15.7
Export Market	1,142	45.3	1,434	49.9	1,269	46.5
Pellets	496	19.7	623	21.7	595	21.8
Domestic Market	90	3.6	120	4.2	115	4.2
Export Market	406	16.1	503	17.5	480	17.6
Pelletizing Plants Operation Services	29	1.1	41	1.4	36	1.3
Railroad Transport	259	10.3	249	8.7	261	9.6
Port Services	68	2.7	77	2.7	71	2.6
Potash	73	2.9	72	2.5	65	2.4
Others	40	1.6	7	0.2	6	0.2
Total	2,518	100.0	2,877	100.0	2,731	100.0

1Q 04	6

BR GAAP

NET EARNINGS OF R$ 954 MILLION

CVRD’s net earnings in 1Q04 was R$ 954 million, 20.5% more than in the previous quarter, and 18.1% less than in 1Q03.

An extraordinary item — amortization of goodwill of Samitri — was recorded in this quarter, in a non-recurrent and non-cash amount of R$ 183 million, related to the period October 2001 — December 2003. This investment was previously being amortized under a linear 10 year period, based on the projections of future profitability assumed at the time. After revising the projections, we decided to adopt the new five year amortization period to reflect correctly the situation of the investment. Going forward — during the next 30 months — we will be posting amortization of around R$ 40 million per quarter on this investment, instead of the R$ 20 million that we were posting previously.

There was an increase of R$ 228 million in cost of goods sold (COGS), which can be partially explained by the consolidation of Ferteco, starting in September 2003, which contributed R$ 209 million to COGS, and by the intensification of operations in the São Luis palletizing plant, adding R$ 48 million to COGS.

Expenses with outsourced services grew by 120% or R$ 156 million yoy. From this total, R$ 83 million are explained by the consolidation of Ferteco that registers in this line the freight paid to MRS Logística to transport part of its iron ore production. Besides that, we saw higher production input prices and higher maintenance and equipment renewal at the mines and plants in order to increase productivity.

Electricity costs and expenses with personnel also showed growth due to tariffs readjustments and to a 17% raise in salaries since July 2003, respectively.

COGS BREAKDOWN

	R$ million
	1Q03%		4Q03%		1Q04%
Personnel	120	9.6	185	12.0	150	10.2
Material	211	16.9	243	15.7	231	15.6
Fuel Oil and Gases	139	11.1	180	11.6	160	10.8
Contracted Services	130	10.4	300	19.4	288	19.5
Energy	24	1.9	51	3.3	44	3.0
Acquisition of products	386	31.0	249	16.1	283	19.2
Depreciation and Amortization	150	12.0	230	14.9	245	16.6
Others	87	7.0	110	7.1	75	5.1
Total	1,248	100.0	1,548	100.0	1,476	100.0

Other factors contributing to lower profit in 1Q04 than in 1Q03 were:

(i)	Monetary variation recorded in 1Q03 was a positive R$ 279 million since we saw an appreciation of 5.37% of the real against the US dollar between December 31,2002 and March 31, 2003, against a negative R$ 69 million recorded in 1Q04, due to a depreciation of 0.67% of the real against the US dollar between December 31, 2003 and March 31, 2004.

(ii)	An increase of R$ 25 million in expenditure on research and development, as the volume of mineral exploration increased, specially for copper and manganese ore; and

1Q 04	7

BR GAAP

(iii)	An increase of R$ 15 million in administrative expenses.

On the other hand, we saw the following positive contributions to net earnings:

(i)	An increase of R$ 191 million in net operating revenue;

(ii)	A reduction of R$ 157 million in provisions for income tax;

(iii)	An increase of R$ 175 million in income from equity from the results of affiliates and joint ventures. The main elements in the improvement in equity from the results of affiliates and joint ventures were: (a) the impact of the depreciation of the real against the US dollar in 1Q04 on the stockholders’ equity of Docenave, CSI and Itaco, and an increase in the volume of iron ore and pellets sold by Itaco; (b) the increase since September 2003 in our percentage holding in Caemi — which also increased its volumes of iron ore sold; and (c) increases in prices and volumes of manganese and ferro-alloys sold by RDM.

(iv)	A reduction of R$ 47 million in selling expenses — explained by the end of commissions on export sales; and

(v)	A reduction of R$ 21 million in other operational expenses, influenced by the register of R$ 28 million in provisions for losses of ICMS credit in 1Q03, which was not verified in 1Q04.

RESULT FROM SHAREHOLDINGS BY BUSINESS AREA

	R$ million
Business Area	1Q03	4Q03	1Q04
Ferrous Minerals	51	204	275
Iron Ore and Pellets	34	4	217
Manganese and Ferro-Alloys	16	200	58
Non-Ferrous Minerals	24	(49)	6
Logistics	(40)	(146)	20
Steel	65	85	118
Aluminum	221	96	90
Others	15	(41)	2
Total	335	148	510

EBITDA: R$ 1.342 BILLION

CVRD’s cash flow in 1Q04 as measured by EBITDA was R$ 1.342 billion, 16.9% more than in 1Q03, and 8.3% more than in the fourth quarter of 2003. EBITDA margin was 51.5%, a considerable increase on the EBITDA margins of 47.5% in 1Q03 and 44.3% in 4Q03.

The main factors that resulted in 1Q04 EBITDA being R$ 194 million higher than 1Q03 are:

(i)	Increase of R$ 191 million in net sales revenue;

(ii)	Increase of R$ 109 million in dividends received — with increases principally in the payments received from MRN, CST and Usiminas, which paid R$ 62 million, R$ 46 million and R$ 36 million, respectively;

(iii)	Increase of R$ 95 million in depreciation and amortization, influenced by the consolidation of Ferteco and by the change in the method of accounting for goodwill amortization in Samitri;

1Q 04	8

BR GAAP

(iv)	Reduction of selling expenses by R$ 47 million; and

(v)	Reduction of other operational expenses by R$ 21 million.

On the other hand, there were: increases of R$ 228 million in cost of goods sold, of R$ 25 million in research and development expenses, and of R$ 15 million in administrative expenses.

EBITDA CALCULATION

	R$ million
	1Q03	4Q03	1Q04
Net Operating Revenues	2,417	2,798	2,608
COGS	(1,248)	(1,548)	(1,476)
Sales Expenses	(51)	(64)	(5)
Administrative Expenses	(89)	(124)	(104)
Research & Development	(38)	(95)	(63)
Other Operational Expenses	(106)	(74)	(85)
EBIT	885	893	876
Depreciation and Amortization	161	244	256
Dividends Received	102	102	211
EBITDA	1,148	1,239	1,342

DEBT — COMMITTED CREDIT LINES

CVRD is to use committed credit line instruments with the aim of improving the efficiency of its cash management and alleviating debt-refinancing risks during moments of instability in financial markets. To this end, US$500 million in global committed credit line facilities have been established with the main commercial banks, US$ 400 million of which can be used over a period of up to one year after the date of disbursement, with a repayment period of up to one year, and US$ 100 million, which can be used for a period of up to 24 months, with a repayment period of 36 months after the contract is signed. These credit lines will be made available to CVRD although the Company does not intend to use them unless liquidity becomes excessively tight.

The establishment of committed credit line facilities is consistent with the best financial management practices and contributes to achieve a decoupling from the sovereign risk.

The Company redeemed the CVRD 2004 bond at the beginning of April, which had a face value of US$ 300 million and a coupon of 10% per annum. At the same time, it obtained a syndicated loan of US$ 300 million, with a tenor of seven years and an average term of 4.25 years, at the cost of the six-month Libor rate plus 0.7% a year.

Our discussion of debt is in accordance with generally accepted accounting principles in the Unites States of America (US GAAP).

1Q 04	9

BR GAAP

CVRD’s total debt at 31 March 2004 amounted to US$ 4.244 billion, an increase on the position reported at the end of 2003, of US$ 4.028 billion. This increase was the result of raising funds ahead of schedule, for 2004, to take advantage of the favorable conditions in financial markets at the beginning this year. For example, in January, the Company issued a 30-year bond, with a coupon of 8.25% a year, and a yield to maturity of 8.35% a year, with a face value of US$ 500 million.

Short-term debt registered a decrease of US$ 304 million in relation to the position at the end of December 2003, while long-term debt increased US$ 520 million. The average term of the Company’s debt at the end of 1Q04 was 6.32 years, more than double of that registered at the end of 2002, without any significant increase in average debt cost, which remains below 7% a year.

Net debt decreased US$ 200 million, from US$ 3.443 billion at the end of December 2003 to US$ 3.243 billion at the end of March 2004.

Guarantees provided to affiliates and non-consolidated joint ventures amounted to US$ 260 million, a reduction on the figure registered at the end of December last year, of US$ 283 million.

Due to the strong expansion in adjusted accumulated EBITDA in the last 12 months, which reached US$ 2.373 billion, the debt leverage indicator, Total Debt/adjusted EBITDA, fell for the second quarter running to 1.79x. The ratio of Total Debt /Enterprise Value at the end of 1Q04 was 18.1%.

There was an improvement in interest coverage, as measured by the ratio LTM adjusted EBITDA /LTM interest paid. This metric increased from 11.51x at the end of 2003, to 11.69x in 1Q04.

All the Company’s debt indicators — leverage, interest coverage and average maturity profile — reveals the financial strength of the balance sheet, with the availability of committed credit lines, if needed, providing an additional guarantee to its creditors.

DEBT INDICATORS — US GAAP

	US$ million
	1Q03	4Q03	1Q04
Gross Debt	3,314	4,028	4,244
Net Debt	2,030	3,443	3,243
Gross Debt / LTM Adjusted EBITDA (x)	1.82	1.89	1.79
LTM Adjusted EBITDA / LTM Interest Expenses (x)	8.45	11.51	11.69
Gross Debt / EV(6) (x)	0.27	0.16	0.18

Enterprise Value = market capitalization + Net Debt

CAPITAL EXPENDITURE

In the first quarter of 2004 CVRD’s capital expenditure was of the order of US$ 306 million, or 20% of the US$ 1.536 billion budgeted for the whole of 2004.

Our investment in organic growth (growth capex) was US$ 237 million, and our expenditure on maintenance of existing operations (stay-in-business capex) was US$ 69 million.

Of the growth capex, US$ 11 million was spent on mining exploration, 91% in Brazil and 9% outside Brazil (the latter mainly in Chile, Peru, Gabon, Angola and Mongolia). Our prospecting is for copper, nickel, gold, kaolin, bauxite, manganese and metals of the platinum group.

1Q 04	10

BR GAAP

The following figures show details of CVRD’s principal current projects:

		Budget
		US$ million
Area	Project	1Q04	2004	Status
Ferrous Minerals	Expansion of Carajás iron ore mines to 70 Mt pa - Northern System	24	76.4	Carajás already set to produce 70 million tons in 2004.

	Expansion of Carajás iron ore mines to 85 Mt pa - Northern System	2	28.8	This project will add 15 million tons a year to CVRD’s production capacity, and is scheduled for completion in 2006. Completion of the Phase II of the Pier III at the Marine Terminal of Ponta da Madeira is scheduled for completion in July 2005.

	Expansion of iron ore mine at Brucutu Phase I -Southern System	2	37.3	Brucutu is not a modular project and should produce 4 million tons this year. Phase I of the project will be completed in 2006, when nominal production capacity might reach 12 million tons a year.

	Expansion of iron ore mine at Fábrica Nova - Southern System	3	31.1	First phase scheduled for completion in 2005, when the mine will have a nominal production capacity of 10 million tons a year. Start-up for the second phase is scheduled for 2007, when the mine is expected to reach production of 15 million tons a year.

	Expansion of iron ore mines at Itabira -Southern System	4	13.2	Expansion of production capacity and modernization of operations at the Itabira mines in order to increase production capacity by 3 million tons a year, increasing nominal production capacity to 46 million tons a year. Completion is expected for 2006.

Non-ferrous Minerals	Expansion of potash mine at Taquari-Vassouras	16	21.2	Approximately 65% of the work related to capacity expansion has already been carried out. During March, mining activities were shut down in order to increase the capacity of the shaft through which production is moved out of the underground mine (allowing the extra potash production to be moved, with the capacity expansion scheduled for completion in 3Q05).

Aluminum	Paragominas I	2	83.2	Environmental licenses were obtained for the mine’s development and for the construction of a 230 kilometer mineral pipeline which will transport the bauxite to Alunorte’s refinery. Start-up of operations is scheduled for the beginning of 2006, with production capacity of 4.5 million tons of bauxite a year.

Logistics	Purchases of locomotives and railcars-EFVM/EFC	75	182.0	In 1Q04, the Company received delivery of 1,133 railcars - 735 for the transportation of iron ore and 398 for general cargo, as well as 8 locomotives. Total deliveries programmed for 2004 amount to 2,011 railcars and 18 locomotives.

Power Generation	Aimorés hydroelectric plant	11	19.0	The plant is located on the Rio Doce, in the state of Minas Gerais, and will have a generation capacity of 330MW, with start-up scheduled for July 2005.

	Candonga hydroelectric plant	2	3.5	The work on the plant has already been completed. The reservoir is being filled which will be completed by May and commercial operations will begin in June. By August, all the turbines will be generating electricity. The plant will have a generating capacity of 140MW.

1Q 04	11

BR GAAP

		Budget
		US$ million
Area	Project	1Q04	2004	Status
	Capim Branco I & II hydroelectric plants	6	33.6	Both plants are located on the Araguari river, in the state of Minas Gerais and will have a capacity of 240MW and 210MW, respectively. The start-up of both plants is scheduled for 2006.

SELECTED FINANCIAL INDICATORS — MAIN SUBSIDIARIES AND AFFILIATES OF CVRD

Selected financial indicators for the main subsidiaries and affiliates are available on CVRD Quarterly Financial Statements, on the Company’s website, www.cvrd.com.br, under “Investor Relations”.

CONFERENCE CALL/WEBCAST

On 14 May, Friday, a conference call/ webcast will be held at 12:00 pm, local time (Rio de Janeiro), 11:00 am Eastern Standard Time, USA and 4:00 pm British Standard Time. Instructions to participate in this event are available on CVRD’s website, www.cvrd.com.br, under “Investor Relations”. A recording of the conference call/webcast will be available on the site for the 90 days following the conference call on 14 May 2004.

FINANCIAL STATEMENTS

	R$ million
	1Q03	4Q03	1Q04
Gross Operating Revenues	2,518	2,877	2,731
Taxes	(101)	(79)	(123)
Net Operating Revenues	2,417	2,798	2,608
Cost of Goods Sold	(1,248)	(1,548)	(1,476)
Gross Earnings	1,169	1,250	1,132
Gross Margin (%)	48.4	44.7	43.4
Result from Shareholdings	335	148	510
Equity Income	418	415	595
Goodwill Amortization	(93)	(113)	(57)
Provision for Losses	10	(154)	(28)
Operational Expenses	(285)	(357)	(440)
Sales	(51)	(64)	(5)
Administrative	(89)	(124)	(104)
Research and Development	(38)	(95)	(63)
Other Operational Expenses	(106)	(74)	(85)
Non-Cash Item — Samitri’s Goodwill Amortization	—	—	(183)
Financial Result	145	(261)	(205)
Financial Expenses	(184)	(240)	(165)
Financial Revenues	50	51	29
Monetary Variation	279	(72)	(69)
Operating Profit	1,364	781	997
Income Tax and Social Contribution	(200)	11	(43)
Net Earnings	1,164	792	954
Earnings per share (R$)	3.03	2.06	2.48

1Q 04	12

BR GAAP

BALANCE SHEET

	R$ million
	03/31/03	12/31/03	03/31/04
Asset
Current	4,788	3,949	3,827
Long Term	3,045	2,689	2,679
Fixed	20,080	23,604	24,495
Total	27,913	30,242	31,001
Liabilities
Current	4,629	5,191	5,036
Long Term	9,991	10,111	10,543
Shareholders’ Equity	13,293	14,940	15,422
Paid-up Capital	5,000	6,300	6,300
Reserves	8,293	8,640	9,122
Total	27,913	30,242	31,001

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”

1Q 04	13

INDEX TO CONSOLIDATED FINANCIAL INFORMATION

Contents

Part I	3
1- Management’s Discussion and Analysis of the Operating Results for the First Quarter of 2004 Compared with the First Quarter of 2003	3
1.1- General Aspects	3
1.2- Comments on the Company Results	4
1.2.1- Gross Revenue	4
1.2.2- Cost of Products and Services	5
1.2.3- Result of Shareholdings by Business Area	6
1.2.4- Operating Expenses	8
1.2.5- Net Financial Result	8
1.2.6- Income Tax and Social Contribution	8
1.2.7- Cash Generation	8
1.2.8- Interest on Stockholders’ Equity	9
1.2.9- Shareholder Remuneration Policy for 2004	9
1.2.10- Non recurring Item – Samitri’s goodwill amortization	9
Part II	10
Quarterly Information and Notes to the Quarterly Information	10
2- Balance Sheet	10
3- Statement of Income	11
4- Statement of Changes in Stockholders’ Equity	12
5- Statement of Cash Flows (Additional Information)	13
6- Notes to the Quarterly Information at March 31, 2004 and March 31, 2003	14
6.1- Operations	14
6.2- Presentation of Quarterly Information	14
6.3- Significant Accounting Policies	14
6.4- Cash and Cash Equivalents	14
6.5- Related Parties	15
6.6- Inventories	15
6.7- Deferred Income Tax and Social Contribution	16
6.8- Taxes to recover or offset	17
6.9- Investments	18
6.10- Property, Plant and Equipment	19
6.11- Loans and Financing	20
6.12- Contingent Liabilities	21
6.13- Environmental and Site Reclamation and Restoration Costs	22
6.14- Paid-up Capital	23
6.15- Treasury Stock	23
6.16- Financial Result	23
6.17- Financial Instruments - Derivatives	24
6.18- Exchange Rate Exposure	27
6.19- Administrative and Other Operating Expenses	27
6.20- Subsequent Event	28
Part III	29
7- Other Information the Company Deems Relevant	29
7.1- Iron Ore and Pellet Sales (Main Markets) (Not Reviewed)	29
7.2 - Business Performance Ratios (Unaudited)	30
Part IV	31
8- Attachment I - Equity Investee Information	31
8.1- Aluminum Area - Albras (Adjusted and Unaudited)	31

CVRD	1

8.2- Aluminum Area - Alunorte (Adjusted and Unaudited)	32
8.3- Aluminum Area - MRN (Adjusted and Unaudited)	33
8.4- Aluminum Area - Valesul (Adjusted and Unaudited)	34
8.5- Pellets Area – Hispanobras (Adjusted and Unaudited)	35
8.6- Pellets Area – Itabrasco (Adjusted and Unaudited)	36
8.7- Pellets Area – Kobrasco (Adjusted and Unaudited)	37
8.8- Pellets Area – Nibrasco (Adjusted and Unaudited)	38
8.9- Pellets Area – Samarco (Adjusted and Unaudited)	39
8.10- Pellets Area – GIIC (Adjusted and Unaudited)	40
8.11- Manganese and Ferrolloys Area – RDM (Adjusted and Unaudited)	41
8.12- Manganese and Ferrolloys Area – Urucum (Adjusted and Unaudited)	42
8.13- Manganese and Ferrolloys Area – RDME (Adjusted and Unaudited)	43
8.14- Steel Area – CST (Adjusted and Unaudited)	44
8.15- Steel Area – CSI (Adjusted and Unaudited)	45
8.16- Logistics Area – Docenave (Adjusted and Unaudited)	46
8.17- Logistics Area – FCA (Adjusted and Unaudited)	47
8.18- Non ferrous minerals area – PPSA (Adjusted and Unaudited)	48
8.19- Others – CAEMI (Adjusted and Unaudited)	49
9- Report of the Independent Accountants	50
10- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	51

2	CVRD

Part I

Expressed In thousands of reais

1-	Management’s Discussion and Analysis of the Operating Results for the First Quarter of 2004 Compared with the First Quarter of 2003

1.1- General Aspects

(a)	Companhia Vale do Rio Doce’s segments of business are mining, logistics and energy, as follows:

•	Ferrous minerals: iron ore and pellets as well as manganese and ferroalloys;

•	Non-ferrous minerals: potash, kaolin and copper;

•	Logistics: railroads, ports and maritime terminals and shipping;

•	Energy: electric power generation; and

•	Holdings: equity holdings in producers of aluminum and steel.

(b)	The variations of the main currencies and indices in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly-controlled companies and affiliates, were as follows:

	∆%					Parity
Period Currencies / Indices	U.S. DOLLAR	YEN	GOLD	IGP-M	TJLP	US$ x R$	US$ x Yen
1Q/04	0.7	3.3	1.8	2.7	2.4	2.9086	104.48
Year ended 2003	(18.2)	(9.3)	19.9	8.7	11.5	2.8892	107.17
4Q/03	(1.2)	3.0	7.3	1.5	2.6	2.8892	107.17
1Q/03	(5.1)	(4.6)	(3.6)	6.3	2.6	3.3531	118.20
Year ended 2002	52.3	68.2	25.0	25.3	9.9	3.5333	118.87

About 64% of the Company’s gross revenue for three months ended March 31, 2004 is derived from exports and part of domestic sales are linked to the U.S. dollar. About 28% of total costs are linked to the U.S. dollar. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows.

Approximately 95% of the short-term and long-term loans of the Company at 03/31/04 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Note 6.15).

(c)	On the first quarter of 2004, the consolidated trade balance of US$ 864 million was generated as follows:

	Consolidated (in US$ million)
	1Q/04	4Q/03	1Q/03
Exports	1,012	1,211	800
Imports	148	(162)	(116)

	864	1,049	684

Consolidated Trade Balance - US$ Million

CVRD	3

1.2- Comments on the Company Results

The net income of the Company for the three months ended March 31, 2004 was R$ 953,714 compared with net income of R$ 1,163,828 in the three months ended March 31, 2003 (the earnings per share corresponds to R$ 2.48 in the three months ended March 31, 2004 versus R$ 3.03 in the three months ended March 31, 2003).

1.2.1- Gross Revenue

The 8% increase in gross revenue (R$ 2,731,147 on 03/31/04 against R$ 2,517,618 on 03/31/03) is a result of higher volumes sold of iron ore and pellets, mainly due to the merger of Ferteco in September 2003 and for the operation at full capacity of the palletizing plant of São Luis on the second semester of 2003, as shown in the table below compensated in part of the average evaluation of the real against the United States Dollar by 17.2%, incident on 83% of the revenue of the Company. The increase in iron ore and pellets sales was due to growth in the European and Asiatic markets of 27.9%, 14.5%, respectively.

	In thousands of metric tons (except gold)					In thousands of reais
	1Q/04	1Q/03	∆%	4Q/03	∆%	1Q/04	1Q/03	∆%	4Q/03	∆%
External market
Iron ore - fines	24,757	20,548	20	25,769	(4)	1,159,327	1,053,902	10	1,295,182	(10)
Iron ore - lump ore	2,087	1,604	30	2,611	(20)	109,027	87,803	24	139,217	(22)
Pellets	5,214	4,171	25	5,416	(4)	479,596	406,061	18	503,196	(5)

	32,058	26,323	22	33,796	(5)	1,747,950	1,547,766	13	1,937,595	(10)

Internal market
Iron ore - fines	7,853	7,609	3	7,494	5	331,256	357,669	(7)	301,692	10
Iron ore - lump ore	2,204	1,546	43	2,260	(2)	97,225	53,728	81	71,895	35
Pellets (*)	1,141	913	25	1,247	(9)	151,278	118,629	28	160,691	(6)

	11,198	10,068	11	11,001	2	579,759	530,026	9	534,278	9

Total
Iron ore - fines	32,610	28,157	16	33,263	(2)	1,490,583	1,411,571	6	1,596,874	(7)
Iron ore - lump ore	4,291	3,150	36	4,871	(12)	206,252	141,531	46	211,112	(2)
Pellets	6,355	5,084	25	6,663	(5)	630,874	524,690	20	663,887	(5)

	43,256	36,391	19	44,797	(3)	2,327,709	2,077,792	12	2,471,873	(6)

Railroad transportation	12,165	12,152	—	12,095	1	261,142	258,866	1	248,724	5
Port services	5,635	5,624	—	5,761	(2)	71,485	68,298	5	77,358	(8)
Gold (kg)	—	801	—	63	—	—	32,298	(100)	2,423	(100)
Potash	138	158	(13)	169	(18)	65,272	72,530	(10)	71,434	(9)
Other products and services	—	—	—	—	—	5,539	7,834	(29)	4,574	21

						2,731,147	2,517,618	8	2,876,386	(5)

(*)	Includes revenues derived from services provided to pelletizing joint ventures in the amount of R$ 35,777, R$ 28,762 and R$ 41,232 in 1Q/04, 1Q/03 and 4Q/03, respectively.

Summary of volumes sold of iron ore and pellets by geographical area, details see 7.1 item.

	(Million of tons)
	1Q/04	1Q/03	4Q/03
Foreign Market
Asia	13.4	11.7	13.6
Europe	13.3	10.4	15.4
Americas	3.2	2.6	2.5
Africa / Mid. East / Australia	2.2	1.5	2.3

	32.1	26.2	33.8

Domestic Market	11.2	10.1	11.0

Total	43.3	36.3	44.8

4	CVRD

1.2.2- Cost of Products and Services

The increase of 18% (R$ 228,046) in the cost of products and services (R$ 1,475,929 as of March 31, 2004 compared to R$ 1,247,883 as of March 31, 2003) is mainly due to the following major factors:

•	Ferteco’s merger in September 2003, adding costs of R$ 208,969 from sales of 4,854 thousand tons of iron ore and pellets;

•	Speeding of goodwill amortization period of Samitri as a result of the revision of its projection of rentability, increasing costs in this quarter in R$ 20,312;

•	Start up operations of the São Luís Pellets Plant (UPSL), adding costs of R$ 32,139 from sales of 1,321 thousand tons in 2004 as compared to 339 thousand tons in the same period of the prior year.

•	Utilization of PIS and COFINS tax credits decurrent of the change in the COFINS Law, reducing R$ 83,842 the quarterly costs.

CVRD	5

By Nature

	Denominated
	R$	US$	1Q/04%		1Q/03%		∆%	4Q/03%		∆%
Personnel	149,942	—	149,942	10	120,262	10	25	184,091	12	(19)
Material	160,015	70,887	230,902	16	211,103	17	9	243,004	16	(5)
Oil and gas	160,025	—	160,025	11	139,176	11	15	179,329	12	(11)
Outsourced services	286,760	1,731	288,491	19	129,735	10	122	300,636	19	(4)
Energy	43,871	—	43,871	3	24,167	2	82	51,388	3	(15)
Acquisition of iron ore and pellets	—	283,213	283,213	19	386,468	31	(27)	248,786	16	14
Depreciation and depletion	148,533	—	148,533	10	125,548	10	18	154,545	10	(4)
Amortization of goodwill	96,096	—	96,096	7	24,419	2	294	75,784	5	27
Others	16,674	58,182	74,856	5	87,005	7	(14)	108,997	7	(31)

Total	1,061,916	414,013	1,475,929	100	1,247,883	100	18	1,546,560	100	(5)

	72%	28%

1.2.3- Result of Shareholdings by Business Area

The numbers below do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Business Area	1Q/04	1Q/03%		4Q/03%
Ferrous Minerals
. Iron ore and pellets	216,595	34,381	530	3,963	5,365
. Manganese and ferroalloys	58,390	16,450	255	199,569	(71)
Non-Ferrous Minerals	5,635	23,976	(76)	(49,350)	111
Logistics	19,631	(40,490)	148	(145,909)	113
Holdings
. Steel	117,591	64,886	81	85,087	38
. Aluminum	89,613	220,984	(59)	95,685	(6)
Others	2,104	14,893	(86)	(41,004)	105

	509,559	335,080	52	148,041	244

Equity	595,231	418,620	42	414,771	44
Provision for losses	(28,402)	9,632	(395)	(153,893)	82
Amortization of goodwill	(57,270)	(93,172)	39	(112,837)	49

	509,559	335,080	52	148,041	244

Ferrous Minerals

(a)	Iron ore and pellets

.	Caemi – improvement in the equity results of R$ 35,515 (gain of R$ 32,068 for March 31, 2004 as compared to a loss of R$ 3,447 for March 31, 2003) due to the change of participation in September 2003 from 16.86% to 60.23%. There was an increase in the volume sold of 25.6% (9,796 thousand tons for March 31, 2004 as compared to 7,801 thousand tons for March 31, 2003) and increase in the average selling price of 22.4% (US$ 18.00 per ton for March 31, 2004 as compared to US$ 14.71 per ton for March 31, 2003).

.	Itaco/RDE – improvement in the equity results of R$ 175,494 (gain of R$ 65,144 for March 31, 2004 as compared to a loss of R$ 110,350 for March 31, 2003) basically due to the impact of the Real devaluation against the US Dollar in the quarter (positive exchange rate variation of R$ 23,141 for March 31, 2004 as compared to a negative exchange rate variation of R$ 196,934 for March 31, 2003). There was an increase in the volume of iron ore sold of 25.6% (26,536 thousand tons for March 31, 2004 as compared to 21,124 thousand tons for March 31, 2003) and of pellets of 24.5% (4,703 thousand tons for March 31, 2004 as compared to 3,778 thousand tons for March 31, 2003).

.	Kobrasco – reduction in the equity results of R$ 4,817 (gain of R$ 4,278 for March 31, 2004 as compared to a gain of R$ 9,095 for March 31, 2003), mainly due to the adverse foreign exchange effects on the debt on March 31, 2003 . There was an increase in the volume sold of 9.4% (1,240 thousand tons for March 31, 2004 as compared to 1,134 thousand tons for March 31, 2003) and an increase in the average selling price of 11.1% (US$ 33.76 per ton for March 31, 2004 as compared to US$ 30.39 per ton for March 31, 2003).

6	CVRD

.	Nibrasco – improvement in the equity results of R$5,877 (gain of R$7,492 for March 31, 2004 as compared to a gain of R$1,615 for March 31, 2003), due to the increase in the volume sold of 6.8% (1,923 thousand tons for March 31, 2004 as compared to 1,800 thousand tons for March 31, 2003) and an increase in the average selling price of 13.4% (US$ 31.49 per ton for March 31, 2004 as compared to US$ 27.75 per ton for March 31, 2003).

.	Samarco – improvement in the equity results of R$ 6,455 (gain of R$ 76,182 for March 31, 2004 as compared to a gain of R$ 69,727 for March 31, 2003), due to the increase in the average selling price partially offset by the decrease in the volume sold of 0.7% (3,959 thousand tons for March 31, 2004 as compared to 3,988 thousand tons for March 31, 2003) and by the adverse foreign exchange effects.

(b)	Manganese and ferroalloys

.	RDM – improvement in the equity results of R$21,707 (gain of R$19,447 for March 31, 2004 as compared to a loss of R$2,260 for March 31, 2003), due to the increase in the volume of ferroalloys sold of 22.4% (82 thousand tons for March 31, 2004 as compared to 67 thousand tons for March 31, 2003), an increase in the volume of manganese sold of 18.3% (285 thousand tons for March 31, 2004 as compared to 241 thousand tons for March 31, 2003), an increase in the average selling price of ferroalloys of 31.6% (US$706.34 per ton for March 31, 2004 as compared to US$536.68 per ton for March 31, 2003) and an increase in the average selling price of manganese of 5.6% (US$45.02 per ton for March 31, 2004 as compared to US$42.65 per ton for March 31, 2003).

Non-ferrous Minerals

.	Pará Pigmentos – reduction in the equity results of R$18,281 (gain of R$5,699 for March 31, 2004 as compared to a gain of R$23,980 for March 31, 2003), due to the adverse foreign exchange effects on the debt. There was a decrease in the volume sold of 9.3% (98 thousand tons for March 31, 2004 as compared to 108 thousand tons for March 31, 2003) and an increase in the average selling price of 1.3% (US$153.94 per ton for March 31, 2004 as compared to US$152.00 per ton for March 31, 2003).

Logistics

.	Docenave – improvement in the equity results of R$21,388 (gain of R$19,667 for March 31, 2004 as compared to a loss of R$1,721 for March 31, 2003), due to the US Dollar valuation against the Real on the US dollar denominated assets and cost reduction from the decrease in operating ships. There was a reduction of the volume of bulk transportation of 48.2% (1,555 thousand tons for March 31, 2004 as compared to 3,000 thousand tons for March 31, 2003), as well as in the volume of tugboats maneuvers of 7.8% (1,610 maneuvers for March 31, 2004 as compared to 1,746 maneuvers for March 31, 2003), and a significant increase in the operations with containers of 82.5% (21,976 TEUs moved for March 31, 2004 as compared to 12,042 TEUs moved for March 31, 2003) and, in relation to average price, there was an increase of 47.7% in the bulk transportation (US$10.25 per ton for March 31, 2004 as compared to US$6.94 per ton for March 31, 2003), an increase of 22.8% in tugboat services (US$3,004.35 per maneuver for March 31, 2004 as compared to US$2,447.31 per maneuver for March 31, 2003) and a decrease of 16.4% in container shippings (US$586.28 per container for March 31, 2004 as compared to US$701.21 per container for March 31, 2003).

.	FCA – recognition for March 31, 2004 of R$25,871 of equity loss as compared to a loss of R$42,494 for March 31, 2003 it was a result of a good operational performance and the reverse of ICMS provisional for loss.

.	MRS – improvement in the equity results of R$5,953 (gain of R$12,025 for March 31, 2004 as compared to a gain of R$6,072 for March 31, 2003), due to a favorable operating performance.

Holdings

(a)	Steel

.	CSI – improvement in the equity results of R$31,090 (gain of R$2,441 for March 31, 2004 as compared to a loss of R$28,649 for March 31, 2003) basically due to the Real devaluation against the US Dollar (positive exchange rate variation of R$4,160 for March 31, 2004 as compared to a negative exchange rate variation of R$37,708 for March 31, 2003). There was a decrease in the volume of 28.1% (566 thousand tons for March 31, 2004 as compared to 442 thousand tons for March 31, 2003).

.	CST – improvement in the equity results of R$5,509 (gain of R$70,150 for March 31, 2004 as compared to a gain of R$64,641 for March 31, 2003) basically due to the change of participation (22.85% to 28.02%). There was an increase in the average selling price of approximately 19.7% (US$274.92 per ton for March 31, 2004 as compared to US$229.76 per ton for March 31, 2003) and an increase in the volume sold of 13.2% (1,149 thousand tons for March 31, 2004 as compared to 1,015 thousand tons for March 31, 2003).

.	Usiminas – the higher the net income of R$8,000 (R$45,000 for March 31, 2004 against R$37,000 for March 31, 2003) was a result of the increase of the average price and increase of 4.4% of volume sold (1,910 tons for March 31, 2004 against 1,830 tons for March 31, 2003), that was partially compensated by the negative effect of the exchange variation on the debt of March 31, 2003.

CVRD	7

(b)	Aluminum

.	Albras – reduction of the equity results of R$ 116,457 (loss of R$ 2,637 for March 31, 2004 as compared to a gain of R$ 113,820 for March 31, 2003), mainly due to the derivatives losses. There was a decrease in the volume of aluminum sold of 5.8% (97 thousand tons for March 31, 2004 as compared to 103 thousand tons for March 31, 2003) offset by an increase in the average selling price of 17.1% (US$ 1,567.28 per ton for March 31, 2004 as compared to US$ 1,337.98 per ton for March 31, 2003).

.	Alunorte – reduction in the equity results of R$ 37,012 (gain of R$ 21,126 for March 31, 2004 as compared to a gain of R$ 58,138 for March 31, 2003), due to the adverse foreign exchange effects on the debt of March 31, 2003. There was an increase in the volume of alumina sold of 36.7% (670 thousand tons for March 31, 2004 as compared to 490 thousand tons for March 31, 2003) due to the start up activity of the 3rd line production in March 2003, as well as an increase in the average selling price of 19.3% (US$ 205.30 per ton for March 31, 2004 as compared to US$ 172.03 per ton for March 31, 2003), offset by with derivaties losses.

.	MRN – improvement in the equity results of R$ 9,712 (gain of R$ 33,511 for March 31, 2004 as compared to a gain of R$ 23,799 for March 31, 2003), due to the increase in the volume sold of 50.5% (3,304 thousand tons for March 31, 2004 as compared to 2,196 thousand tons for March 31, 2003) originated by the conclusion of the production capacity extension, in addition to an increase in the average selling price of bauxite of 3.5% (US$ 19.90 per ton for March 31, 2004 as compared to US$ 19.23 per ton for March 31, 2003).

.	Valesul – reduction of the equity results of R$ 5,308 (gain of R$ 9,498 for March 31, 2004 as compared to a gain of R$ 14,806 for March 31, 2003), due to the increase in the electrical energy costs despite the increase in the volume sold of 31.6% (25 thousand tons for March 31, 2004 as compared to 19 thousand tons for March 31, 2003) and an increase in the average selling price of aluminum of 10.0% (US$ 1,903.80 per ton for March 31, 2004 as compared to US$ 1,730.60 per ton for March 31, 2003).

.	Itaco – improvement in the equity results of R$ 34,133 (gain of R$ 28,115 for March 31, 2004 as compared to a loss of R$ 6,018 for March 31, 2003), due to the increase in the average selling price of alumina of 19.0%, 17.1% of aluminum and an increase of 41.4% of alumina volume sold offset by an increase in the volume of bauxite sold of 117.9%, a decrease in the average selling price of bauxite of 0.8% and a decrease in the volume of aluminum sold of 14.3%.

1.2.4- Operating Expenses

The operating expenses increased R$ 155,422 (R$ 439,979 on 03/31/04 compared to R$ 284,557 on 03/31/03), basically because of non recurring-goodwill amortization of Samitri (note 1.2.10).

1.2.5- Net Financial Result

The net financial result on 1Q04 had a negative impact of R$ 349,806 (expense of R$ 204,911 on 03/31/04 compared to revenue of R$ 144,895 on 03/31/03), mainly due to exchange rate effects decorred from the evaluation of the dollar against real 0.7% on March 2004 and devaluation of the dollar against the real 5.1% on March, 2003.

1.2.6- Income Tax and Social Contribution

Income tax and social contribution reflect an expense of R$ 43,224 on 03/31/04 compared with a expense of R$ 200,478 on 03/31/03, mainly caused by the decrease in the tax basis (income before income tax and social contribution less the equity method result, goodwill and provisions for non-deductible losses) from negative R$ 1,017,319 on 03/31/03 to R$ 456,616 on 03/31/04, partially reduced by the benefit of interest on stockholders’ equity of R$ 160,841 on 03/31/04 (R$ 211,418 on 03/31/03) (Note 6.7).

1.2.7- Cash Generation

The operating cash generation measured by EBITDA (earnings before interest, income tax and depreciation, amortization and depletion) was R$ 1,341,900 on 03/31/04, against R$ 1,148,114 on 03/31/03, an increase of 16.9%.

8	CVRD

EBITDA

	1Q/04	1Q/03	4Q/03
Net operating revenue	2,608,198	2,416,771	2,797,178
Cost of products and services	(1,475,929)	(1,247,883)	(1,546,560)
Operating expenses	(439,979)	(284,557)	(356,953)

Operating profit	692,290	884,331	893,665
Depreciation / amortization of goodwill	256,023	161,396	243,205

	948,313	1,045,727	1,136,870
Dividends received	182,796	—	—
Extraordinary items - goodwill Samitri	210,791	102,387	102,190

EBITDA R$	1,341,900	1,148,114	1,239,060

US$ average	2.8945	3.4909	2.8993

EBITDA US$	463,603	328,888	427,365

1.2.8- Interest on Stockholders’ Equity

During 2003, CVRD declared total remuneration of R$ 2,254 as interest on stockholders’ equity, as follows:

	R$ million	US$ million
		Amount at the	Amount at the
Payment date	Amount	declaration date	payment date
04/30/03	622	200	215
10/31/03	745	250	261
10/31/03	568	200	199
From 04/30/04 (referring to 2003)	319	111	108

	2.254	761	783

Interest on stockholders’ equity paid at 2003 totaled R$ 1,935 (US$ 675 million) and payable in 2004 due to 2003 totaled R$ 319 (US$ 108 million).

1.2.9- Shareholder Remuneration Policy for 2004

On 01/28/04, CVRD announced that its Executive Board had submitted to the approval of the Board of Directors a proposal to pay minimum shareholder remuneration for 2004 of US$ 1.43 per common or preferred share totaling US$ 550 million, in two equal installments, on April 30 and October 29.

The Board of Directors will discuss the proposal of the Executive Board at meetings scheduled for April 14 and October 13. The amount announced will be paid in Brazilian currency, calculated based on the real/dollar exchange rate (Ptax – option 5) disclosed by the Central Bank of Brazil on the business day immediately prior to the meeting of the Board of Directors that approves the distribution and respective payment of shareholder remuneration.

On March 31, 2004, CVRD proposed interest on stockholders’ equity in the amount of R$ 790,710 equivalent to R$ 2.06 per share.

1.2.10- Non recurring Item – Samitri’s goodwill amortization

According to instruction CVM 247, we reviewed the terms of goodwill originated from Samitri acquisition. After reviewing the projections of future results we adopted 5 years of amortization, mainly due to the increase of dividends received from Samarco. Consequently we recorded an expense of R$ 182.796.

CVRD	9

Part II

Quarterly Information and Notes to the Quarterly Information

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

2- Balance Sheet

	In thousands of reais
	Notes	03/31/04	12/31/03
Assets
Current assets
Cash and cash equivalents	6.4	381,834	342,008
Accounts receivable from customers	—	1,099,867	1,186,870
Related parties	6.5	317,190	668,449
Inventories	6.6	596,719	553,428
Taxes to recover or offset	6.8	536,825	478,014
Deferred income tax and social contribution	6.7	603,044	397,883
Others	—	291,712	321,853

		3,827,191	3,948,505

Long-term receivables
Related parties	6.5	688,883	708,096
Loans and financing	—	144,035	143,200
Deferred income tax and social contribution	6.7	784,563	826,205
Judicial deposits	6.12	1,033,064	984,607
Others	—	28,476	27,276

		2,679,021	2,689,384

Permanent assets
Investments	6.9	11,402,819	11,241,273
Property, plant and equipment	6.10	13,092,074	12,362,353

		24,494,893	23,603,626

		31,001,105	30,241,515

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	6.11	—	105,603
Current portion of long-term debt	6.11	959,781	1,896,701
Payable to suppliers and contractors	—	1,022,863	959,453
Related parties	6.5	1,483,965	1,365,472
Payroll and related charges	—	200,658	168,965
Pension Plan - Valia	—	93,110	92,323
Proposed interest on stockholders’ equity	—	790,710	319,873
Others	—	484,287	282,172

		5,035,374	5,190,562

Long-term liabilities
Long-term debt	6.11	3,002,365	2,770,571
Related parties	6.5	4,484,432	4,395,082
Deferred income tax and social contribution	6.7	99,451	85,146
Provisions for contingencies	6.12	1,493,551	1,482,536
Pension Plan - Valia	—	574,685	569,849
Others	—	888,796	808,195

		10,543,280	10,111,379

Stockholders’ equity
Paid-up capital	6.14	6,300,000	6,300,000
Revenue reserves	—	9,122,451	8,639,574

		15,422,451	14,939,574

		31,001,105	30,241,515

The additional information, notes and attachment I are an integral part of these statements.

10	CVRD

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

3- Statement of Income

	In thousands of reais
	Notes	1Q/04	1Q/03	4Q/03
Operating revenues	1.2.1
Sales of ore and metals
Iron ore and pellets		2,327,709	2,077,792	2,471,873
Gold		—	32,298	2,423
Potash		65,272	72,530	71,434

		2,392,981	2,182,620	2,545,730

Railroad and port services		332,627	327,164	326,082
Others		5,539	7,834	4,574

		2,731,147	2,517,618	2,876,386
Value Added taxes		(122,949)	(100,847)	(79,208)

Net operating revenues		2,608,198	2,416,771	2,797,178

Cost of products and services	1.2.2
Ores and metals		(1,374,289)	(1,142,887)	(1,419,714)
Railroad and port services		(98,616)	(101,514)	(120,770)
Others		(3,024)	(3,482)	(6,076)

		(1,475,929)	(1,247,883)	(1,546,560)

Gross profit		1,132,269	1,168,888	1,250,618
Gross margin		43.4%	48.4%	44.7%
Operating expenses
Selling		(4,655)	(51,680)	(63,569)
Administrative	6.19	(104,589)	(88,758)	(123,765)
Research and development		(63,339)	(38,255)	(94,355)
Other operating expenses	6.19	(84,600)	(105,864)	(75,264)
Non recurring item - goodwill Samitri	1.2.10	(182,796)	—	—

		(439,979)	(284,557)	(356,953)

Operating profit before financial result and result of equity investments		692,290	884,331	893,665
Operating margin		26.5%	36.6%	31.9%
Result of equity investments
Gain on investments accounted for by the equity method	6.9	595,231	418,620	414,771
Amortization of goodwill	6.9	(57,270)	(93,172)	(112,837)
Provision for losses	6.9	(28,402)	9,632	(153,893)

		509,559	335,080	148,041
Financial result
Financial expenses, net	6.16	(135,291)	(135,029)	(188,443)
Monetary and exchange rate variation, net	6.16	(69,620)	279,924	(72,346)

		(204,911)	144,895	(260,789)

Income before income tax and social contribution		996,938	1,364,306	780,917
Income tax and social contribution	6.7	(43,224)	(200,478)	10,612

Net income for the period		953,714	1,163,828	791,529

Number of shares outstanding at the end of the period (in thousands)		383,840	383,839	383,840

Net earnings per share outstanding at the end of the period (R$)		2.48	3.03	2.06

EBITDA		1,341,900	1,148,114	1,239,060
EBITDA margin		51.4%	47.5%	44.3%

The additional information, notes and attachment I are an integral part of these statements.

CVRD	11

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

4- Statement of Changes in Stockholders’ Equity

	In thousands of reais
		Revenue reserves
	Paid-up	Expansion/		Unrealized		Fiscal	Treasury	Retained
	capital	Investments	Depletion	income	Legal	incentives	stock	earnings	Total
On December 31, 2002	5,000,000	5,277,582	1,004,166	745,407	854,698	—	(131,334)	—	12,750,519

Change in accounting practice - environmental provision	—	—	—	—	—	—	—	(65,386)	(65,386)
Capitalization of reserves	1,300,000	(1,300,000)	—	—	—	—	—	—	—
Realization of revenue reserve	—	—	—	(188,141)	—	—	—	188,141	—
Treasury stock	—	—	—	—	—	—	16	—	16
Net income for the year	—	—	—	—	—	—	—	4,508,850	4,508,850
Proposed appropriations:
Interest on stockholders’ equity	—	—	—	—	—	—	—	(2,254,425)	(2,254,425)
Appropriation to revenue reserves	—	2,061,744	—	—	225,443	89,993	—	(2,377,180)	—

On December 31, 2003	6,300,000	6,039,326	1,004,166	557,266	1,080,141	89,993	(131,318)	—	14,939,574

Net income for the year	—	—	—	—	—	—	—	953,714	953,714
Proposed interest on stockholders’ equity	—	—	—	—	—	—	—	(470,837)	(470,837)

On March 31, 2004	6,300,000	6,039,326	1,004,166	557,266	1,080,141	89,993	(131,318)	482,877	15,422,451

The additional information, notes and attachment I are an integral part of these statements.

10	CVRD

(A free translation of the original in Portuguese)

5- Statement of Cash Flows (Additional Information)

	In thousands of reais
	1Q/04	1Q/03	4Q/03
Cash flows from operating activities:
Net income for the period	953,714	1,163,828	791,529
Adjustments to reconcile net income for the period with cash provided by operating activities:
Result of equity investments	(509,559)	(335,080)	(148,041)
Depreciation, amortization and depletion	164,571	134,676	175,774
Deferred income tax and social contribution	(149,214)	200,478	50,692
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	88,268	(327,516)	157,860
Loss on disposal of property, plant and equipment	1,309	36,000	30,564
Amortization of goodwill in the cost of products sold	96,096	24,419	75,784
Non recurring item - goodwill Samitri	182,796	—	—
Net (gains) losses on derivatives	34,420	25,967	24,951
Dividends/interest on stockholders’ equity received	210,791	102,387	102,190
Others	(17,925)	4,583	(40,577)

	1,055,267	1,029,742	1,220,726

Decrease (increase) in assets:
Accounts receivable	87,003	92,303	264,766
Inventories	(43,291)	(497)	1,998
Others	(19,103)	6,623	(267,323)

	24,609	98,429	(559)

Increase (decrease) in liabilities:
Suppliers and contractors	63,410	(22,001)	130,526
Payroll and related charges and others	(21,523)	(26,834)	(44,794)
Income tax and social contribution to recover	192,438	—	—
Provision for mine clousure	9,401	—	189,650
Others	11,358	33,884	9,040

	255,084	(14,951)	284,422

Net cash provided by operating activities	1,334,960	1,113,220	1,504,589

Cash flows from investing activities:
Loans and advances receivable	352,072	(187,707)	265,000
Guarantees and deposits	(48,456)	(34,695)	(29,521)
Additions to investments	(73,626)	(472)	(45,113)
Additions to property, plant and equipment	(873,446)	(385,413)	(1,079,043)
Proceeds from disposal of property, plant and equipment/investments	306	437	18,148

Net cash used in investing activities	(643,150)	(607,850)	(870,529)

Cash flows from financing activities:
Short-term debt	(471,792)	(332,251)	404,373
Long-term debt	991,498	577,197	286,635
Repayments to financial institutions	(1,170,187)	(144,455)	(856,866)
Interest on stockholders’ equity paid	(1,503)	(204)	(1,211,959)

Net cash provided by (used in) financing activities	(651,984)	100,287	(1,377,817)

Increase (decrease) in cash and cash equivalents	39,826	605,657	(743,757)
Cash and cash equivalents, beginning of the period	342,008	259,292	964,794
Cash of merged companies	—	—	120,971

Cash and cash equivalents, end of the period	381,834	864,949	342,008

Cash paid during the period for:
Short-term interest	(4,016)	(16,428)	—
Long-term interest	(105,368)	(92,201)	(92,010)
Non-cash transactions:
Additions to property, plant and equipment - mergers	(22,461)	(25,099)	(4,817)

CVRD	13

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting, Practices Generally Accepted in Brazil)

6- Notes to the Quarterly Information at March 31, 2004 and March 31, 2003

Expressed In thousands of reais

6.1- Operations

Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets and potash, as well as port and railroad transportation services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly-controlled companies, CVRD operates in manganese and ferroalloys, steel, aluminum and kaolin.

6.2- Presentation of Quarterly Information

The quarterly information have been prepared in conformity with accounting pratices adopted in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) and Instituto dos Auditores Independentes do Brasil - IBRACON (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the Statement of Cash Flow (according rule NPC 20 – Ibracon).

6.3- Significant Accounting Policies

(a)	The Company adopts the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as long-term;

(c)	Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the Quarterly Information date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency, when applicable, are restated based on contractual indices;

(f)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable;

(g)	Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity;

6.4- Cash and Cash Equivalents

	03/31/04	12/31/03
Marketable securities linked to the interbank deposit certificate rate (*)	376,595	299,649
Fixed-yield bond investments (funds)	—	29,864
Government securities (NBC-E, NTN-D, LFT)	4,949	4,769
Others	290	7,726

	381,834	342,008

(*)	For part of these investments the Company contracted interest rate and/or currency swap operations with financial institutions.

14	CVRD

6.5- Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2013, as follows:

	Assets		Liabilities
	03/31/04	12/31/03	03/31/04	12/31/03
Subsidiaries
ALUNORTE - Alumina do Norte do Brasil S.A.	407,692	804,047	469	53,570
CVRD Overseas Ltd.	75,809	103,793	1,722,197	1,746,698
Ferrovia Centro-Atlântica S.A.	89,813	5,586	142	8,384
Itabira Rio Doce Company Limited - ITACO	569,913	550,466	1,822,332	1,437,353
Mineração Andirá Ltda.	1,820	558	2,037	1,969
Pará Pigmentos S.A.	23,201	—	—	—
Rio Doce International Finance Ltd.	6,670	6,620	2,002,028	1,975,377
Rio Doce Manganês S.A. - RDM	7,388	7,819	24,108	9,528
Salobo Metais S.A.	232,098	226,269	—	—
Others	138,620	115,237	413,427	411,585

	1,553,024	1,820,395	5,986,740	5,644,464

Jointly controlled companies
Alumínio Brasileiro S.A. - ALBRAS	2,208	2,547	107,308	193,239
Baovale Mineração S.A.	1,370	1,472	30,836	27,986
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	141,698	145,267	72,980	39,314
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	47,149	50,797	72,792	83,778
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	46,486	45,428	27,491	47,995
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	58,109	102,545	71,210	73,225
Companhia Siderúrgica de Tubarão - CST	59,369	79,426	4	38
Mineração Serra Geral S. A .	3,580	3,692	28,786	49,207
Samarco Mineração S.A.	4,424	5,117	—	—
Others	14,955	41,305	21,825	30,423

	379,348	477,596	433,232	545,205

Affiliates
Ferroban - Ferrovias Bandeirantes S. A .	24,632	23,499	—	—
Usinas Siderúrgicas de Minas Gerais S. A . - USIMINAS	19,033	19,498	57	170
Others	11	5,843	2,102	1,692

	43,676	48,840	2,159	1,862

	1,976,048	2,346,831	6,422,131	6,191,531

Represented by:
Trade balances (sales and purchases of products and services) (*)	969,975	970,286	453,734	430,977
Short-term financial balances	317,190	668,449	1,483,965	1,365,472
Long-term financial balances	688,883	708,096	4,484,432	4,395,082

	1,976,048	2,346,831	6,422,131	6,191,531

(*) Included in “Accounts receivable from customers” and “Payable to suppliers and contractors”.

6.6- Inventories

	03/31/04	12/31/03
Finished Products
. Iron ore	218,751	197,020
. Pellets	29,918	22,251
. Others	4,732	2,864

	253,401	222,135
Spare parts and maintenance supplies	343,318	331,293

	596,719	553,428

CVRD	15

6.7- Deferred Income Tax and Social Contribution

	Deferred assets		Deferred liabilities
	03/31/04	12/31/03	03/31/04	12/31/03
Tax loss carryforward	268,840	126,455	—	—
Temporary differences:
. Pension Plan	238,080	236,169	—	—
. Contingent liabilities	384,126	365,573	—	—
. Provision for losses on assets	409,009	415,017	—	—
. Provision for losses on derivative financial instruments	87,552	76,703	—	—
. Others	—	4,171	—	—

	1,118,767	1,097,633	—	—

Accelerated depreciation	—	—	8,699	8,860
Long-term sales	—	—	72,800	70,721
Others	—	—	18,569	6,182

Total	1,387,607	1,224,088	100,068	85,763

Short-term	603,044	397,883	617	617
Long-term	784,563	826,205	99,451	85,146

	1,387,607	1,224,088	100,068	85,763

The deferred assets and liabilities regarding income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared in light of internal assumptions and macroeconomic, commercial and fiscal scenarios. These projections can change in the future. These temporary differences will be realized upon the occurrence of the corresponding taxable events, excepted to be as follows:

Net amount of
Years	credits
2005	602,427
2006	303,906
2007	146,098
2008	59,077
2009	55,388
2010	(31,338)
2011	12,900
2012 to 2014	139,081

1,287,539

In addition to the credits recorded, the Company has a lawsuit claiming an additional 51.8% monetary restatement for tax purposes applied to the months of January and February 1989 (“Plano Verão” monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.7% instead of the 51.8% requested (however, not yet utilized due to the Company’s tax situation). The amount of these credits covered by the ruling totals approximately R$ 309,000 and the accounting effects have not yet been recognized in the quarterly information.

16	CVRD

The amounts reported as income tax and social contribution which affected the results for the year are as follows:

	Quarter
	1Q/04	1Q/03	4Q/03
Income before income tax and social contribution	996,938	1,364,306	780,917
(-) Equity in results of subsidiaries and affiliated companies	(595,231)	(418,620)	(414,771)
(+) Non-deductible goodwill and provisions for losses	54,909	71,633	41,791

	456,616	1,017,319	407,937
Income tax and social contribution at combined tax rates	34%	34%	34%

Federal income tax and social contribution at statutory rates	(155,249)	(345,888)	(138,699)
Adjustments to net income which modify the effect on the result for the period:
. Income tax benefit from interest on stockholders’ equity	160,841	211,418	108,000
. Fiscal incentives	—	—	19,341
. Others	(48,816)	(66,008)	21,970

Income tax and social contribution	(43,224)	(200,478)	10,612

6.8- Taxes to recover or offset

	03/31/04	12/31/03
Withholding income tax on marketable securities	105,145	102,566
Withholding income tax on interest on own capital received	19,607	6,767
Income tax of merged companies	12,118	12,431
Value-Added Tax (a)	330,121	345,897
PIS/COFINS (b)	66,588	8,942
IAPAS	2,724	1,411
Others	522	—

	536,825	478,014

(a)	Net of provision for losses of R$ 248,128 on March 31, 2004 and December 31, 2003.

(b)	Tax credit generated by the non-cumulative basis of PIS, in force since December 2002 and that was extended to COFINS since February 2004; tax credits related to PIS/COFINS/CSLL retention effected by third practices for the services rendered for CVRD since February, 2004.

6.9- Investments

				Investment participations
			Adjusted			Advance for future		Goodwill and negative
	Partici-	Adjusted stockholders’	net income (loss) for		Investments	capital increase		goodwill
	pation %	equity	the period	03/31/04	12/31/03	03/31/04	12/31/03	03/31/04	12/31/03
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	60.23	1,093,177	108,587	608,364	536,922	—	—	1,253,936	1,289,516
KOBRASCO (b)	50.00	14,633	8,556	7,317	3,039	—	—	—	—
HISPANOBRÁS (b)	50.89	94,698	2,013	48,192	47,168	—	—	—	—
ITABRASCO (b)	50.90	65,673	1,114	33,428	32,861	—	—	—	—
NIBRASCO (b)	51.00	115,823	14,692	59,070	51,578	—	—	—	—
CVRD Overseas Ltd. (a, g)	100.00	462,517	37,349	462,517	419,441	—	—	—	—
Ferteco Mineração S.A. (i)	100.00	—	—	—	—	—	—	616,388	667,754
Gulf Industrial Investment Co. — GIIC (a, b)	50.00	221,358	23,176	110,679	116,348	—	—	—	—
ITACO/ RDE (a, g)	100.00	1,178,393	27,795	1,178,393	1,072,142	—	—	—	—
Minas da Serra Geral S.A. — MSG (b)	50.00	103,280	(1,346)	51,640	44,709	—	—	—	—
Samarco Mineração S.A. (g)	50.00	625,633	152,364	312,817	291,678	—	—	—	—
Incorporated companies (d, l)	—	—	—	—	—	—	—	429,494	657,019
Others (b)		—	—	243,620	232,523	—	—	25,967	28,328

				3,116,037	2,848,409	—	—	2,325,785	2,642,617
Manganese and ferroalloys
Rio Doce Manganèse Europe — RDME (a, b)	100.00	194,179	11,447	194,179	187,424	—	—	—	—
Rio Doce Manganês S.A. (b)	100.00	657,722	38,776	657,722	618,945	—	—	129,104	148,434
Urucum Mineração S.A. (b)	100.00	60,621	3,096	60,621	57,525	—	—	—	—
Others (b)		—	—	40,115	52,276	—	—	—	—

				952,637	916,170	—	—	129,104	148,434
Non-ferrous
Mineração Serra do Sossego (i)	100.00	—	—	—	—	—	—	—	—
Pará Pigmentos S.A. (b)	82.04	97,208	6,947	79,749	74,050	—	—	—	—
Ferro-Gusa Carajás (b, h)	100.00	106,794	—	106,794	106,794	—	—	—	—
Salobo Metais S.A. (g, h)	100.00	209,751	—	209,751	209,751	23,493	14,663	—	—
Others (b)		—	—	91,210	90,822	—	—	—	—

				487,504	481,417	23,493	14,663	—	—
Logistics
Companhia Ferroviária do Nordeste (m)	—	—	—	—	—	—	—	—	—
Ferrovia Centro-Atlântica S.A. (b)	100.00	94,961	(25,871)	94,961	120,832	—	—	—	—
MRS Logística S.A. (b, c)	29.35	297,229	40,970	87,236	75,211	—	—	—	—
DOCENAVE (b)	100.00	258,815	19,667	258,815	242,769	—	—	—	—
Sepetiba Tecon S.A. (m)	50.00	—	—	—	—	—	—	—	—
TVV — Terminal de Vila Velha S.A. (b)	99.89	62,802	3,501	62,733	59,236	—	—	—	—
Companhia Portuária da Baía de Sepetiba (b)	100.00	171,045	10,313	171,045	160,732	—	—	—	—
Others (b)		—	—	2,859	2,859	—	—	—	—

				677,649	661,639	—	—	—	—
Steel
California Steel Industries, Inc — CSI (a, g)	50.00	629,306	4,882	314,653	314,262	—	—	—	—
CST (e, f, g)	28.02	3,783,316	251,084	1,052,685	982,695	—	—	(128,694)	(128,694)
DOCEPAR S.A. (b)	100.00	26,053	—	—	—	—	—	—	—
Rio Doce Limited (a, b)	100.00	313,879	—	313,879	305,263	—	—	—	—
USIMINAS (f, g)	11.46	4,385,241	392,670	502,549	493,612	—	—	—	—
Others (b)		—	—	(400)	(400)	—	—	—	—

				2,183,366	2,095,432	—	—	(128,694)	(128,694)
Aluminum
ALBRAS — Alumínio Brasileiro S.A. (b)	51.00	834,690	(5,170)	423,290	425,927	—	—	—	—
ALUNORTE (b)	57.03	970,319	37,044	553,373	474,971	—	—	—	—
Itabira Rio Doce (ITACO) (a, g)	—	—	—	—	—	—	—	—	—
Mineração Rio do Norte S.A. (b)	40.00	776,584	83,775	310,634	318,562	—	—	—	—
ALUVALE — own operations (i)	—	—	—	—	—	—	—	—	—
Valesul Alumínio S.A. (b)	54.51	272,773	17,424	148,690	144,735	—	—	—	—

				1,435,987	1,364,195	—	—	—	—
Others
DOCEPAR S.A. (b)	100.00	26,053	321	26,053	25,732	—	—	—	—
FOSFERTIL (m)	—	—	—	—	—	—	—	—	—
Florestas Rio Doce S.A. (b)	99.85	161,952	3,975	161,709	157,740	—	—	—	—
Others (b)		—	—	(2,701)	(1,356)	14,890	14,875	—	—

				185,061	182,116	14,890	14,875	—	—

				9,038,241	8,549,378	38,383	29,538	2,326,195	2,662,357

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Result of investment participations
	Equity / Others			Provision for losses			Amortization of goodwill
	1Q/04	1Q/03	4Q/03	1Q/04	1Q/03	4Q/03	1Q/04	1Q/03	4Q/03
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	67,648	9,483	19,099	—	—	—	(35,580)	(12,930)	(35,580)
KOBRASCO (b)	4,278	—	3,039	—	9,095	24,535	—	—	—
HISPANOBRÁS (b)	1,024	2,285	426	—	—	—	—	—	—
ITABRASCO (b)	567	1,737	1,098	—	—	—	—	—	—
NIBRASCO (b)	7,492	1,615	1,151	—	—	—	—	—	—
CVRD Overseas Ltd. (a, g)	37,349	29,454	5,014	—	—	—	—	—	—
Ferteco Mineração S.A. (i)	—	85,047	1	—	—	—	—	(34,656)	—
Gulf Industrial Investment Co. — GIIC (a, b)	11,587	6,256	8,221	—	—	—	—	—	—
ITACO/ RDE (a, g)	27,795	(139,804)	(58,084)	—	—	—	—	—	—
Minas da Serra Geral S.A. — MSG (b)	(673)	3,796	(1,145)	—	—	—	—	—	—
Samarco Mineração S.A. (g)	76,182	69,727	35,922	—	—	—	—	—	—
Incorporated companies (d, l)	—	—	—	—	—	—	—	—	—
Others (b)	22,062	5,637	3,633	(775)	—	(1,006)	(2,361)	(2,361)	(2,361)

	255,311	75,233	18,375	(775)	9,095	23,529	(37,941)	(49,947)	(37,941)
Manganese and ferroalloys
Rio Doce Manganèse Europe — RDME (a, b)	11,447	8,007	5,857	—	—	—	—	—	—
Rio Doce Manganês S.A. (b)	38,776	17,870	175,893	—	—	—	(19,329)	(20,130)	(20,129)
Urucum Mineração S.A. (b)	3,096	6,893	4,979	—	—	—	—	—	—
Others (b)	24,477	3,891	33,257	(77)	(81)	(288)	—	—	—

	77,796	36,661	219,986	(77)	(81)	(288)	(19,329)	(20,130)	(20,129)
Non-ferrous
Mineração Serra do Sossego (i)	—	—	9,860	—	—	—	—	—	(9,860)
Pará Pigmentos S.A. (b)	5,699	—	6,705	—	23,980	—	—	—	—
Ferro-Gusa Carajás (b, h)	—	—	—	—	—	—	—	—	—
Salobo Metais S.A. (g, h)	—	—	—	—	—	—	—	—	—
Others (b)	(64)	(4)	(56,055)	—	—	—	—	—	—

	5,635	(4)	(39,490)	—	23,980	—	—	—	(9,860)
Logistics
Companhia Ferroviária do Nordeste (m)	—	—	—	—	(1,929)	(119,577)	—	—	—
Ferrovia Centro-Atlântica S.A. (b)	169	—	—	(25,871)	(19,399)	(80,176)	—	(23,095)	—
MRS Logística S.A. (b, c)	12,025	—	22,689	—	6,072	38,461	—	—	—
DOCENAVE (b)	19,667	(1,721)	(12,670)	—	—	—	—	—	—
Sepetiba Tecon S.A. (m)	—	(2,434)	(78)	—	—	—	—	—	—
TVV — Terminal de Vila Velha S.A. (b)	3,497	2,016	686	—	—	—	—	—	—
Companhia Portuária da Baía de Sepetiba (b)	10,313	—	4,756	—	—	—	—	—	—
Others (b)	(169)	—	—	—	—	—	—	—	—

	45,502	(2,139)	15,383	(25,871)	(15,256)	(161,292)	—	(23,095)	—
Steel
California Steel Industries, Inc — CSI (a, g)	2,441	(28,649)	(2,680)	—	—	—	—	—	-
CST (e, f, g)	70,150	64,641	71,608	—	—	—	—	—	-
DOCEPAR S.A. (b)	—	—	—	—	(8,106)	—	—	—	-
Rio Doce Limited (a, b)	—	—	—	—	—	—	—	—	—
USIMINAS (f, g)	45,000	37,000	16,159	—	—	—	—	—	—
Others (b)	—	—	—	—	—	—	—	—	—

	117,591	72,992	85,087	—	(8,106)	—	—	—	—
Aluminum
ALBRAS — Alumínio Brasileiro S.A. (b)	(2,637)	113,820	21,493	—	—	—	—	—	-
ALUNORTE (b)	21,126	58,138	25,153	—	—	—	—	—	(44,907)
Itabira Rio Doce (ITACO) (a, g)	28,115	(6,018)	40,287	—	—	—	—	—	-
Mineração Rio do Norte S.A. (b)	33,511	23,799	39,819	—	—	—	—	—	-
ALUVALE — own operations (i)	—	16,439	7,339	—	—	—	—	—	-
Valesul Alumínio S.A. (b)	9,498	14,806	6,501	—	—	—	—	—	-

	89,613	220,984	140,592	—	—	—	—	—	(44,907)
Others
DOCEPAR S.A. (b)	321	—	407	—	—	—	—	—	-
FOSFERTIL (m)	—	10,971	—	—	—	—	—	—	-
Florestas Rio Doce S.A. (b)	3,969	4,236	(23,548)	—	—	—	—	—	-
Others (b)	(507)	(314)	(2,021)	(1,679)	—	(15,842)	—	—	-

	3,783	14,893	(25,162)	(1,679)	—	(15,842)	—	—	-

	595,231	418,620	414,771	(28,402)	9,632	(153,893)	(57,270)	(93,172)	(112,837)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Result of investment participations
							Market
	Total			Dividends received			Value
	1Q/04	1Q/03	4Q/03	1Q/04	1Q/03	4Q/03	1Q/04
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	32,068	(3,447)	(16,481)	—	—	—	3,234,273
KOBRASCO (b)	4,278	9,095	27,574	—	—	—	-
HISPANOBRÁS (b)	1,024	2,285	426	1,789	6,995	1,240	-
ITABRASCO (b)	567	1,737	1,098	3,200	—	—	-
NIBRASCO (b)	7,492	1,615	1,151	—	8,925	—	-
CVRD Overseas Ltd. (a, g)	37,349	29,454	5,014	—	—	—	-
Ferteco Mineração S.A. (i)	—	50,391	1	—	—	—	-
Gulf Industrial Investment Co. — GIIC (a, b)	11,587	6,256	8,221	—	—	—	-
ITACO/ RDE (a, g)	27,795	(139,804)	(58,084)	—	—	—	-
Minas da Serra Geral S.A. — MSG (b)	(673)	3,796	(1,145)	—	—	—	-
Samarco Mineração S.A. (g)	76,182	69,727	35,922	55,043	45,850	73,463	-
Incorporated companies (d, l)	—	—	—	—	—	—	-
Others (b)	18,926	3,276	266	1,054	—	574	-

	216,595	34,381	3,963	61,086	61,770	75,277
Manganese and ferroalloys
Rio Doce Manganèse Europe — RDME (a, b)	11,447	8,007	5,857	—	—	—	-
Rio Doce Manganês S.A. (b)	19,447	(2,260)	155,764	—	—	—	-
Urucum Mineração S.A. (b)	3,096	6,893	4,979	—	—	23,928	-
Others (b)	24,400	3,810	32,969	—	1,245	—	-

	58,390	16,450	199,569	—	1,245	23,928
Non-ferrous
Mineração Serra do Sossego (i)	—	—	—	—	—	—	-
Pará Pigmentos S.A. (b)	5,699	23,980	6,705	—	—	—	-
Ferro-Gusa Carajás (b, h)	—	—	—	—	—	—	-
Salobo Metais S.A. (g, h)	—	—	—	—	—	—	-
Others (b)	(64)	(4)	(56,055)	—	—	—	-

	5,635	23,976	(49,350)	—	—	-
Logistics
Companhia Ferroviária do Nordeste (m)	—	(1,929)	(119,577)	—	—	—	-
Ferrovia Centro-Atlântica S.A. (b)	(25,702)	(42,494)	(80,176)	—	—	—	-
MRS Logística S.A. (b, c)	12,025	6,072	61,150	—	—	—	-
DOCENAVE (b)	19,667	(1,721)	(12,670)	—	—	—	-
Sepetiba Tecon S.A. (m)	—	(2,434)	(78)	—	—	—	-
TVV — Terminal de Vila Velha S.A. (b)	3,497	2,016	686	—	—	2,985	-
Companhia Portuária da Baía de Sepetiba (b)	10,313	—	4,756	—	—	—	-
Others (b)	(169)	—	—	—	—	—	-

	19,631	(40,490)	(145,909)	—	—	2,985
Steel
California Steel Industries, Inc — CSI (a, g)	2,441	(28,649)	(2,680)	—	—	—	-
CST (e, f, g)	70,150	64,641	71,608	46,326	22,475	—	1,407,630
DOCEPAR S.A. (b)	—	(8,106)	—	—	—	—	-
Rio Doce Limited (a, b)	—	—	—	—	—	—	-
USIMINAS (f, g)	45,000	37,000	16,159	36,063	—	—	722,442
Others (b)	—	—	—	—	—	—	—

	117,591	64,886	85,087	82,389	22,475	-
Aluminum
ALBRAS — Alumínio Brasileiro S.A. (b)	(2,637)	113,820	21,493	—	—	—	-
ALUNORTE (b)	21,126	58,138	(19,754)	—	—	—	-
Itabira Rio Doce (ITACO) (a, g)	28,115	(6,018)	40,287	—	—	—	-
Mineração Rio do Norte S.A. (b)	33,511	23,799	39,819	61,773	—	—	-
ALUVALE — own operations (i)	—	16,439	7,339	—	—	—	-
Valesul Alumínio S.A. (b)	9,498	14,806	6,501	5,543	—	—	-

	89,613	220,984	95,685	67,316	—	-
Others
DOCEPAR S.A. (b)	321	—	407	—	—	—	-
FOSFERTIL (m)	—	10,971	—	—	16,897	—	-
Florestas Rio Doce S.A. (b)	3,969	4,236	(23,548)	—	—	—	-
Others (b)	(2,186)	(314)	(17,863)	—	—	—	-

	2,104	14,893	(41,004)	—	16,897	-

	509,559	335,080	148,041	210,791	102,387	102,190

(a)	The net equity of companies located abroad is converted into local currency at rates in effect on the quarterly information date. The equity method adjustment comprises the difference due to exchange rate variations as well as participation in results;

(b)	Companies whose quarterly information were audited by other independent accountants;

(c)	CVRD ´s interest in MRS Logística S.A. is held directly and indirectly through Caemi Mineração e Metalurgia S.A.;

(d)	Merged companies (Socoimex and Samitri) — amortization of goodwill recorded in the cost of products sold of the Parent Company;

(e)	On 04/24/03, CVRD acquired from Acesita S.A. 1,765,470 preferred shares and 869,046 common shares of Companhia Siderúrgica de Tubarão (CST), representing 5.17% of the total capital. After conclusion of the transaction, CVRD holds 24.93% of the common shares and 29.96% of the preferred shares of CST, totaling 28.02% of its total capital;

(f)	Investments in companies that were listed on stock exchanges on 03/31/04. The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares;

(g)	Companies whose quarterly information were audited by our independent accountants;

(h)	Companies in pre-operating phase;

(i)	Companies merged;

(j)	Acquisition on 09/02/03 from Mitsi & Co., Ltd. of 659,375,000 common shares and 1,040,671,032 preferred shares (43.37% of the total capital of Caemi), totaling 100% of the common shares and 40.06% of the preferred shares of Caemi (60.23% of the total capital);

(k)	Amortization of goodwill was reduced by 10 (ten) years to 5 (five) years after the review of feature results projections (note 1.2.10); and

(l)	Companies sold.

6.10- Property, Plant and Equipment

(a) By business area:

	03/31/04			12/31/03
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Ferrous — Northern System
Mining	2,014,180	(827,090)	1,187,090	1,853,077	(803,360)	1,049,717
Railroads	2,863,775	(1,157,037)	1,706,738	2,831,822	(1,128,048)	1,703,774
Ports	749,334	(261,136)	488,198	619,237	(259,099)	360,138
Construction in progress	784,100	—	784,100	858,367	—	858,367

	6,411,389	(2,245,263)	4,166,126	6,162,503	(2,190,507)	3,971,996

Ferrous — Southern System
Mining	3,231,279	(1,747,751)	1,483,528	3,180,750	(1,716,738)	1,464,012
Railroads	3,387,570	(1,879,045)	1,508,525	3,333,258	(1,855,085)	1,478,173
Ports	588,812	(445,863)	142,949	587,129	(442,889)	144,240
Construction in progress	1,159,072	—	1,159,072	985,208	—	985,208

	8,366,733	(4,072,659)	4,294,074	8,086,345	(4,014,712)	4,071,633

Pelletizing
South	747,707	(548,540)	199,167	743,372	(544,970)	198,402
North	522,474	(25,964)	496,510	522,464	(21,790)	500,674
Construction in progress	210,038	—	210,038	195,394	—	195,394

	1,480,219	(574,504)	905,715	1,461,230	(566,760)	894,470

Non-Ferrous
Potash	154,386	(63,056)	91,330	149,467	(58,813)	90,654
Gold	72,055	(71,910)	145	72,196	(68,773)	3,423
Research and projects	257,626	(186,686)	70,940	257,626	(185,132)	72,494
Construction in progress	1,694,273	—	1,694,273	1,523,431	—	1,523,431

	2,178,340	(321,652)	1,856,688	2,002,720	(312,718)	1,690,002

Logistics
In operation	1,255,908	(579,793)	676,115	1,210,474	(570,354)	640,120
Construction in progress	67,430	—	67,430	54,675	—	54,675

	1,323,338	(579,793)	743,545	1,265,149	(570,354)	694,795

Energy
In operation	379,741	(34,792)	344,949	370,036	(31,708)	338,328
Construction in progress	537,450	—	537,450	451,581	—	451,581

	917,191	(34,792)	882,399	821,617	(31,708)	789,909

Corporate
In operation	189,917	(86,957)	102,960	182,872	(79,253)	103,619
Construction in progress	140,567	—	140,567	145,929	—	145,929

	330,484	(86,957)	243,527	328,801	(79,253)	249,548

Total	21,007,694	(7,915,620)	13,092,074	20,128,365	(7,766,012)	12,362,353

(b) By type of asset:

		03/31/04			12/31/03
	Average		Accumulated			Accumulated
	depreciation rates	Cost	depreciation	Net	Cost	depreciation	Net
Buildings	3.00%	1,704,532	(730,070)	974,462	1,663,009	(721,444)	941,565
Installations	3.42%	5,375,362	(2,717,716)	2,657,646	5,107,784	(2,682,406)	2,425,378
Equipment	9.32%	1,436,369	(741,247)	695,122	1,330,381	(706,605)	623,776
Railroads	3.85%	5,794,435	(2,870,485)	2,923,950	5,690,087	(2,826,203)	2,863,884
Mineral rights (*)	1.87%	474,874	(102,307)	372,567	466,820	(94,776)	372,044
Others	8.85%	1,629,192	(753,795)	875,397	1,655,699	(734,578)	921,121

		16,414,764	(7,915,620)	8,499,144	15,913,780	(7,766,012)	8,147,768
Construction in progress		4,592,930	—	4,592,930	4,214,585	—	4,214,585

Total		21,007,694	(7,915,620)	13,092,074	20,128,365	(7,766,012)	12,362,353

(*) Calculated as a function of the volume of ore extracted in relation to the proven and probable reserves.

CVRD	19

Summary of Property, Plant and Equipment movements:

Balance as of December 31, 2003	12,362,353
Additions / Disposals	871,831
Interest capitalization	22,461
Depreciation	(164,571)

Balance as of March 31, 2004	13,092,074

Depreciation, amortization and depletion have been allocated as follows:

	1Q/04	1Q/03	4Q/03
Depreciation and amortization	148,533	127,851	154,545
Administrative expenses	10,580	9,126	9,350
Research and development	814	—	3,526

Effect in result	159,927	136,977	167,421
Allocated to projects	982	—	8,353
Inventories of products	3,662	(2,301)	—

	164,571	134,676	175,774

6.11- Loans and Financing

Short-term

	03/31/04	12/31/03
Trade finance	—	105,603

Long-term

	Current liabilities		Long-term liabilities
	03/31/04	12/31/03	03/31/04	12/31/03
Foreign operations
Loans and financing in:
U.S. dollars	814,998	781,090	2,690,649	2,437,216
Yen	1,780	87,574	6,229	6,893
Other currencies	9,241	9,591	60,200	61,380
Notes in U.S. dollars	—	866,760	—	—
Accrued charges	25,697	47,108	—	—

	851,716	1,792,123	2,757,078	2,505,489

Local operations
Indexed by TJLP, TR and IGP-M	17,973	17,636	43,296	42,859
Basket of currencies	35,587	35,210	3,293	11,737
Loans in U.S. dollars	52,808	48,268	197,814	209,608
Non-convertible debentures	—	—	884	878
Accrued charges	1,697	3,464	—	—

	108,065	104,578	245,287	265,082

	959,781	1,896,701	3,002,365	2,770,571

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, being US$ 1.00 = R$ 2.9086 on 03/31/04 (R$ 2.8892 on 12/31/03) and ¥ 1.00 = R$ 0.027893 on 03/31/04 (R$ 0.027011 on 12/31/03);

(b)	On March 31, 2004 our loans and financing were supported by the following guarantees:

•	Guarantees received from the federal government of R$ 516,419, to which we gave as counter-guarantees shares and operational revenues;

•	Property, plant and equipment of R$ 169,659;

•	Future operational revenues of R$ 211,990.

20	CVRD

(c)	Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 03/31/04:

2005	432,985	14%
2006	1,067,923	36%
2007	393,213	13%
2008	339,134	11%
2009 onward	769,110	26%

	3,002,365	100%

(d)	Long-term foreign and domestic loans and financing are subject to annual interest rates (plus exchange rate and monetary variation) on 03/31/04 as follows:

Up to 3%	2,306,225	58%
3.1 to 5%	1,184,430	30%
5.1 to 7%	110,040	3%
7.1 to 9%	285,530	7%
9.1 to 11%	75,921	2%

	3,962,146	100%

(e)	The estimated market values of loans and financing approximate their book values.

(f)	Composition of loans and financing by currency/indices:

R$ 3,962,146

6.12- Contingent Liabilities

At the quarterly information dates the contingent liabilities of the Company were:

(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its external legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Judicial deposits		Provisions for contingencies
	03/31/04	12/31/03	03/31/04	12/31/03
Tax contingencies	697,394	680,397	701,331	603,719
Labor and social security claims	178,727	155,444	443,929	443,790
Civil claims	140,779	135,171	334,277	418,763
Others	16,164	13,595	14,014	16,264

Total	1,033,064	984,607	1,493,551	1,482,536

Tax contingencies relate principally to a legal action claiming unconstitutionality of CPMF (tax on bank transactions) and others relating to value-added tax (ICMS).

CVRD	21

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans.

(b)	Guarantees given to jointly-controlled companies are as follows:

	03/31/04	12/31/03
ALBRAS — Alumínio Brasileiro S.A.	731,369	783,958
Samarco Mineração S.A.	20,987	27,642
Valesul Alumínio S.A.	1,306	1,402

	753,662	813,002

The breakdown of guarantees by currency is:

	03/31/04	12/31/03
U.S. Dollar	642,809	696,912
Real	110,853	116,090

	753,662	813,002

	Amount of	Denominated			Counter
Affiliate or Joint Venture	guarantee R$	currency	Purpose	Final maturity	guarantees
ALBRAS	620,516	US$	Debt guarantee BNDES	2007	None
	110,853	R$	Debt guarantee BNDES	2010	None
SAMARCO	20,987	US$	Debt guarantee IFC	2008	None
VALESUL	1,306	US$	Debt guarantee BNDES	2007	None

The Company does not expect such guarantees to be executed and therefore no provisions for losses have been made. Excepted for Valesul, CVRD charges for granting these guarantees.

(c)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not evaluated at the time of setting the minimum price of CVRD shares at the privatization auction.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed. On October 4, 2002, the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) approved the Company’s registration request, filed on June 28, 2002, for public trading of the Debentures. As of October 28, 2002, the Debentures can be traded on the secondary market.

6.13- Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 03/31/03, the provision for environmental liabilities amounted to R$ 238,381 (R$ 231,767 on 12/31/03), which was accounted for in “Others” in long-term liabilities.

The Company adopted the concepts of the Accounting for Asset Retirement Obligations, as follows:

•	Costs for mine closure are recorded as part of the cost of these assets and a corresponding provision is made for such future expenditure.

•	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and

•	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded values of the assets and liabilities.

22	CVRD

6.14- Paid-up Capital

As of the Ordinary General Meeting of 04/16/03, the Company’s capital increased to R$ 6.3 this capital corresponds to 388,559,056 book entry shares, of which 249,983,143 are common shares and 138,575,913 are preferred class A shares, the latter including one special preferred share (“Golden Share”), all with no par value.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.

The special “Golden Share” created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company’s name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and shipping systems and other matters determined in the Bylaws.

6.15- Treasury Stock

The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

Through the 03/31/04, the Company had acquired 4,715,170 common shares and 4,183 preferred shares, which are held in treasury in the amount of R$ 131,318. The 4,715,170 common shares guarantee a loan of the subsidiary Alunorte.

	Shares
						Average
	Quantity		Unit acquisition cost			quoted market price
Class	03/31/04	12/31/03	Average	Low	High	03/31/04	12/31/03
Preferred	4,183	4,183	51.36	14.02	52.40	133.78	97.91
Common	4,715,170	4,715,170	27.80	20.07	52.09	158.56	106.34

	4,719,353	4,719,353

6.16- Financial Result

	Quarter
	1Q/04			1Q/03			4Q/03
		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(36,095)	(34,599)	(70,694)	(62,925)	246,841	183,916	(45,878)	29,116	(16,762)
Local debt	(5,916)	(3,064)	(8,980)	(11,020)	35,158	24,138	(6,725)	3,067	(3,658)
Related parties debt	(46,726)	(16,227)	(62,953)	(43,735)	125,188	81,453	(49,151)	35,443	(13,708)

	(88,737)	(53,890)	(142,627)	(117,680)	407,187	289,507	(101,754)	67,626	(34,128)
Labor, tax and civil contingencies	(17,481)	(24,141)	(41,622)	(21,452)	(44,593)	(66,045)	(71,580)	(12,348)	(83,928)
Derivatives (interest and currencies)	(19,341)	(815)	(20,156)	(42,171)	12,671	(29,500)	10,676	4,089	14,765
Derivatives (gold)	(15,079)	(759)	(15,838)	16,204	2,220	18,424	(35,627)	1,944	(33,683)
CPMF	(4,133)	—	(4,133)	(13,092)	—	(13,092)	(25,203)	—	(25,203)
Others	(19,830)	(33,606)	(53,436)	(6,455)	30,893	24,438	(16,516)	(115,314)	(131,830)

	(164,601)	(113,211)	(277,812)	(184,646)	408,378	223,732	(240,004)	(54,003)	(294,007)

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total	income	assets	Total
Related parties	18,883	21,729	40,612	40,261	(124,352)	(84,091)	19,372	(25,440)	(6,068)
Marketable securities	5,347	15,043	20,390	1,583	14,280	15,863	26,868	11,400	38,268
Others	5,080	6,819	11,899	7,773	(18,382)	(10,609)	5,321	(4,303)	1,018

	29,310	43,591	72,901	49,617	(128,454)	(78,837)	51,561	(18,343)	33,218

Financial income (expenses), net	(135,291)	(69,620)	(204,911)	(135,029)	279,924(* )	144,895	(188,443)	(72,346)	(260,789)

(*) See item 1.2.5 - Net financial result.

CVRD

Debt Indices

	1Q/04	1Q/03	4Q/03
Current liabilities
Current portion of long-term debt — unrelated parties	959,781	1,889,236	1,896,701
Short-term debt	—	118,977	105,603
Related parties debt	1,483,965	1,002,996	1,365,472

	2,443,746	3,011,209	3,367,776
Long-term liabilities
Long-term debt — unrelated parties	3,002,365	4,065,741	2,770,571
Related parties	4,484,432	3,221,881	4,395,082

	7,486,797	7,287,622	7,165,653

Gross Debt	9,930,543	10,298,831	10,533,429

Interest paid	109,384	108,629	92,010
EBITDA	1,341,900	1,148,114	1,239,060
Stockholders’ equity	15,422,451	13,292,528	14,939,574
EBITDA / Interest paid	12.27	10.57	13.47
Gross Debt / EBITDA	1.85	2.24	2.13
Gross Debt / Equity capitalization	39	44	41

6.17 - Financial Instruments - Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivative instruments.

The Company’s risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparties are also reviewed periodically and are defined according to the rules approved by the Company’s management. The results of hedging are recognized monthly in the results.

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR - London Interbank Offered Rate. The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate TJLP, established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.

The interest rate derivatives portfolio consists mainly of instruments contracted to limit exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection contracted.

The table below provides information regarding the interest rate derivatives portfolio for 03/31/04 and 03/31/03.

	03/31/04				03/31/03
			Unrealized gain				Unrealized gain
	Notional value		(loss) (in	Final	Notional value		(loss) (in
Type	(in US$ millions)	Rate range	R$ thousands)	maturity	(in US$ millions)	Rate range	R$ thousands)
Cap	500	5.7 - 11.0%	3	May-07	500	5.8 - 11.0%	345
Floor	500	5.7 - 6.0%	(44,660)	Nov-06	500	5.8 - 6.0%	(68,222)
Swap	248	5.8 - 6.7%	(95,318)	Oct-07	470	5.9 - 6.7%	(162,387)

Total			(139,975)				(230,264)

The unrealized loss represents the present value to payable if all operations had been settled on 03/31/04.

CVRD

Exchange Rate Risk

Exchange rate risk arises from foreign currency debts. On the other hand, a substantial part of the Company’s revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais. This provides a natural hedge against possible devaluation of the Brazilian currency. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and yen (main components of basket of currencies) is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 03/31/04 and 03/31/03. These operations are forwards and range forwards which were structured to ensure the purchase price of the following currencies:

	03/31/04				03/31/03
			Unrealized				Unrealized
	Notional value		gain (loss) (in	Final	Notional value		loss (in
Type	(in millions)	Rate range	R$ thousands)	maturity	(in millions)	Rate range	R$ thousands)
Yen purchased	¥207	¥79 - 83 per US$	(1,566)	Apr-05	¥3.543	¥79 - 89 por US$	(999)
Euros purchased	€ 23	€ 1.22 - 1.23 per US$	5,323	Dec-11	€ 5	€ 1.19 - 1.23 por US$	(2,162)
Euros sold	€ 5	€ 1.2 - 1.3 per US$	104	Apr-04	€ 3	€ 1.05 - 1.10 por US$	23

Total			3,861				(3,138)

The unrealized gain represents the present value to receive if all operations had been settled on 03/31/04.

Commodities Price Risk

The prices of iron ore, the Company’s main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore price exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold, aluminum and alumina. These derivatives operations allow establishment of a minimum profit level for future output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

The following table shows the gold derivatives portfolio of the Company on 03/31/04 and 03/31/03:

	03/31/04				03/31/03
			Unrealized gain				Unrealized gain
		Price range	(loss) (in	Final		Price range	(loss) (in
Type	Quantity (oz)	(US$/oz)	R$ thousands)	maturity	Quantity (oz)	(US$/oz)	R$ thousands)
Puts purchased	365,500	283 - 358	3,776	Dec-08	428,000	270 - 385	16,819
Calls sold	418,000	317 - 412	(106,341)	Dec-08	595,000	317 - 440	(49,525)
Hybrid instruments	20,000	—	(4,730)	Nov-06	20,000	—	(668)

Total			(107,295)				(33,374)

The unrealized loss represents the present value to payable if all operations had been settled on 03/31/04.

CVRD

The following table shows the movement of gains and (losses) on derivatives:

	1Q/04
	Interest rates
	(libor)	Currencies	Gold	Total
Gains and (losses) unrealized on 12/31/03	(135,977)	15,856	(91,980)	(212,101)
Financial settlement	11,122	(6,959)	523	4,686
Financial expenses	(14,202)	(5,139)	(15,079)	(34,420)

	(3,080)	(12,098)	(14,556)	(29,734)
Monetary variations	(918)	103	(759)	(1,574)

Gains and (losses) unrealized on 03/31/04	(139,975)	3,861	(107,295)	(243,409)

	1Q/03
	Interest rates
	(libor)	Currencies	Gold	Total
(Losses) unrealized on 12/31/02	(213,361)	(4,309)	(52,432)	(270,102)
Financial settlement	13,390	378	634	14,402
Financial expenses	(42,764)	593	16,204	(25,967)

	(29,374)	971	16,838	(11,565)
Monetary variations	12,471	200	2,220	14,891

(Losses) unrealized on 03/31/03	(230,264)	(3,138)	(33,374)	(266,776)

	4Q/03
	Interest rates
	(libor)	Currencies	Gold	Total
Gains and (losses) unrealized on 09/30/03	(177,764)	6,003	(66,691)	(238,452)
Financial settlement	35,877	998	8,394	45,269
Financial expenses	1,697	8,979	(35,627)	(24,951)

	37,574	9,977	(27,233)	20,318
Monetary variations, net	4,213	(124)	1,944	6,033

(Losses) unrealized on 12/31/03	(135,977)	15,856	(91,980)	(212,101)

26	CVRD

6.18- Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars, as follows:

	In millions of reais
			Subsidiaries and
	Parent Company		Affiliated Companies (*)
	03/31/04	12/31/03	03/31/04	12/31/03
Assets
Current
Cash and cash equivalents	158	264	369	298
Others	1,272	1,731	1,133	1,143

	1,430	1,995	1,502	1,441
Long-term receivables	508	531	50	49
Investments	3,329	2,854	16	16

Total	5,267	5,380	1,568	1,506

Liabilities
Current
Short-term loans and financing	941	1,985	1,668	1,358
Others	1,539	1,288	325	494

	2,480	3,273	1,993	1,852
Long-term liabilities
Loans and financing	2,959	2,728	1,585	1,683
Others	4,208	4,118	416	428

	7,167	6,846	2,001	2,111

Total	9,647	10,119	3,994	3,963

Assets — Liabilities — R$	(4,380)	(4,739)	(2,426)	(2,457)

Assets — Liabilities -US$	(1,506)	(1,640)	(834)	(850)

( * ) Proportional to the percentage of participation

6.19- Administrative and Other Operating Expenses

	1Q/04	1Q/03	4Q/03
Administrative
Personnel	41,430	28,283	58,590
Technical consulting	22,468	18,443	34,451
Advertising and publicity	5,698	9,006	6,979
Depreciation	10,580	9,126	9,350
Travel expenses	4,583	4,925	4,212
Rents and taxes	4,686	6,902	4,652
Others	15,144	12,073	5,531

	104,589	88,758	123,765

	1Q/04	1Q/03	4Q/03
Other Operating Expenses
Provisions for contingencies	27,245	27,141	27,240
Itabira’s Property Tax Agreement (1995/2003)	16,687	—	—
Provision for loss on value added taxes credits	—	28,000	—
Provision for participation in the results	38,000	40,000	24,000
Others	2,668	10,723	24,024

	84,600	105,864	75,264

CVRD	27

6.20- Subsequent Event

Payment and Remuneration of Shareholder Debentures

Companhia Vale do Rio Doce paid on April 1st, 2004 the remuneration of the shareholder debentures in the amount of R$ 0.01206278 per debenture, totalizing R$ 4,687.

On March 25, 2004, the Brazilian Central Bank authorized the registration of the shareholder debentures of foreign debentureholders who were shareholders at the time such securities were issued in 1997, American Depositary Receipts (ADRs) holders or through shares acquired in the local market.

Dividend Payment

According the meeting realized 04/14/04, the Board of Directors of Companhia Vale do Rio Doce approved the payment of the first installment of the minimum dividend for 2004 in accordance to the Board of Directors proposal. The first installment of the minimum dividend will be paid according to the procedures as follows.

The payment of the first quote will be paid according to this terms:

(a)	Payment of shareholder’s equity on the total value of R$ 790,710, equivalent to R$ 2.06 per outstanding preferred share or common share. These value is equal to US$ 0.715 per share converted into Brazilian reais by the 2.8851 BRL/USD exchange rate for the sale of USD (Ptax – option 5 code), as informed by the Central Bank of Brazil on April 13, 2004, according to the procedures previously announced on January 28, 2004.

(b)	The payment will take place from April 30, 2004, onwards. The distribution of interest on shareholders’ equity is subject to withholding income tax at a rate of 15%, in accordance to the Law 9,249 of December 26, 1995.

Syndicated Loan

On April 1st, 2004, Companhia Vale do Rio Doce obtained a syndicated in the amount of US$ 300 million, with final maturity date in seven years and average period of 4.25 years. The cost is given by semi-annual LIBOR plus annual interest rate of 0.7%. This transaction is supported by a 97.5% of political risk insurance and a 95% of commercial risk insurance provided by the Japanese Agency Nippon Export and Investment Insurance (NEXI), this transaction does not have any additional guarantees by CVRD and there is no link to imports or exports receivalbles generated by the Company.

Capital Increase

On April 28, 2004, the Extraordinary Shareholders’ Meeting approved a proposal of the Executive Board for a capital increase without issuing new shares, with the favorable opinions by the Board of directors and Fiscal Council, through capitalization of part of the Expansion Reserve in the amount of R$ 910,007, and capitalization of tax reserves in the amount of R$ 89,993 increasing its share capital from R$ 6,300 millions to R$ 7,300 millions.

28	CVRD

Part III

7- Other Information the Company Deems Relevant

7.1- Iron Ore and Pellet Sales (Main Markets) (Not Reviewed)

	(Million of tons)
	1Q/04%		1Q/03%		4Q/03%
FOREIGN MARKET
ÁSIA
CHINA	5.8	13	5.4	15	6.4	15
CORÉIA	1.7	4	1.6	4	2.0	4
PHILIPPINES	0.8	2	0.4	1	0.7	2
JAPAN	4.0	9	3.9	11	4.0	9
TAIWAN	0.7	2	0.4	1	0.5	1
OTHERS	0.4	1	—	—	—	—

	13.4	31	11.7	32	13.6	31

EUROPE
GERMANY	4.6	11	3.5	10	5.2	12
SPAIN	0.9	2	0.8	2	1.0	2
FRANCE	2.3	5	1.4	4	2.3	5
ITALY	1.5	4	1.2	3	1.3	3
UNITED KINGDOM	0.5	1	0.5	1	0.9	2
OTHERS	3.5	8	3.0	8	4.7	10

	13.3	31	10.4	28	15.4	34

AMERICAS
ARGENTINA	0.9	2	0.8	2	0.9	2
UNITED STATES	1.0	2	1.0	3	0.7	3
OTHERS	1.3	3	0.8	2	0.9	2

	3.2	7	2.6	7	2.5	7

AFRICA/MID. EAST/AUSTRALIA
BAHRAIN	1.0	2	0.5	1	0.8	2
OTHERS	1.2	3	1.0	3	1.5	3

	2.2	5	1.5	4	2.3	5

	32.1	74	26.2	71	33.8	77

DOMESTIC MARKET
STEEL MILLS	6.3	15	5.1	14	6.4	14
PELLETIZING AFFILIATES	4.9	11	5.0	15	4.6	9

	11.2	26	10.1	29	11.0	23

TOTAL	43.3	100	36.3	100	44.8	100

	(Millions of tons)
	1Q/04%		1Q/03%		4Q/03%
NORTHERN SYSTEM	14.2	33	13.3	37	14.8	33
SOUTHERN SYSTEM	29.1	67	23.0	63	30.0	67

	43.3	100	36.3	100	44.8	100

CVRD	29

7.2 — Business Performance Ratios (Unaudited)

	In million of reais
Capital Ratios	03/31/04	12/31/03
1 - Capital assets to stockholders’ equity (Permanent assets/Equity * 100) — (%)	158.83	157.99
2 - Capital assets to total liabilities (Permanent assets/Total liabilities * 100) — (%)	157.23	153.66
3 - Total liabilities to stockholders’ equity (Total liabilities/Equity * 100) — (%)	101.01	102.82
4 - Short to total liabilities (Short-term liabilities/Total liabilities * 100) — (%)	32.32	34.16
5 - Stockholders’ equity to total liabilities (Equity/Total liabilities *100) — (%)	99.00	97.26
6 - Capital assets to non-current funds (Permanent assets/(Equity + Long-term liabilities)) *100) — (%)	94.34	94.21
7 - Net Debt (a) / Stockholders’ equity (Net debt (a) / Equity)	0.55	0.59
8 - Net Debt (a) / Total Assets	0.28	0.29
9 - Leverage (Total Assets / Equity)	2.01	2.03

Profitability and Other Ratios	03/31/04	03/31/03
1 - Gross Margin (Gross profit / Net operating revenues * 100) — (%)	43.41	48.37
2 - Operating Margin (Operating income / Net operating revenues * 100) — (%)	26.51	36.61
3 - Net Margin (Net income / Net operating revenues * 100) — (%)	36.57	48.16
4 - Return on Assets (Net income (annualized) / Total assets *100) — ROA (%)	12.31	15.39
5 - Return on Equity (Net income (annualized) / Equity *100) — ROE (%)	24.74	31.16
6 - Total asset turnover (Net operating revenues (annualized) / Total assets)	0.34	0.32
7 - P/E (Price of preferred class A share / Earnings per share (annualized))	13.73	12.14
8 - Price /Book Value (Price of preferred class A share / Book value per share)	3.40	3.78
9 - Net income per outstanding share (Net income (annualized) / Number of shares outstanding)	9.94	12.13
10 - NOPLAT / Operating Income (%)	33.55	.59
11 - EBITDA / Financial expenses on financing	12.27	10.57
12- EBITDA / Operating Income (%)	51.45	47.51
13- Net Debt (a) / EBITDA	1.59	1.92
14- Net operating cash flow / Interest paid	12.20	10.25

The values related to income are presented in annualized basis.

(a) Net debt = short and long-term loans obtained, included loans with related parties liabilities less cash and cash equivalents

(b) NOPLAT = Net operating profit less income tax and social contribution

(c) EBITDA = Earnings before interest, income taxes, depreciation and amortization adjusted by dividends received.

30	CVRD

Part IV

8- Attachment I — Equity Investee Information

8.1- Aluminum Area — Albras (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	94	—	—	—	94
Quantity sold — internal market	MT (thousand)	3	—	—	—	3

Quantity sold — total	MT (thousand)	97	—	—	—	97

Average sales price — external market	US$	1,565.46	—	—	—	1,565.46
Average sales price — internal market	US$	1,618.11	—	—	—	1,618.11
Average sales price — total	US$	1,567.28	—	—	—	1,567.28
Long-term indebtedness, gross	US$	319,259	—	—	—	319,259

Total indebtedness, gross	US$	319,259	—	—	—	319,259

Stockholders’ equity	R$	834,690	—	—	—	834,690

Net operating revenues	R$	442,246	—	—	—	442,246
Cost of products	R$	(257,968)	—	—	—	(257,968)
Other expenses/revenues	R$	(30,335)	—	—	—	(30,335)
Depreciation, amortization and depletion	R$	16,327	—	—	—	16,327

EBITDA	R$	170,270	—	—	—	170,270
Depreciation, amortization and depletion	R$	(16,327)	—	—	—	(16,327)

EBIT	R$	153,943	—	—	—	153,943
Impairment	R$	(4,949)	—	—	—	(4,949)
Net financial result	R$	(100,561)	—	—	—	(100,561)

Income before income tax and social contribution	R$	48,433	—	—	—	48,433
Income tax and social contribution	R$	(53,603)	—	—	—	(53,603)

Net income (loss)	R$	(5,170)	—	—	—	(5,170)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	99	102	107	110	418
Quantity sold — internal market	MT (thousand)	4	4	4	4	16

Quantity sold — total	MT (thousand)	103	106	111	114	434

Average sales price — external market	US$	1,336.40	1,324.49	1,365.02	1,417.96	1,362.28
Average sales price — internal market	US$	1,376.14	1,365.10	1,398.92	1,455.46	1,398.91
Average sales price — total	US$	1,337.98	1,326.07	1,366.25	1,419.37	1,363.68
Long-term indebtedness, gross	US$	451,354	400,002	386,528	337,446	337,446

Total indebtedness, gross	US$	451,354	400,002	386,528	337,446	337,446

Stockholders’ equity	R$	479,916	726,619	797,715	839,859	839,859

Net operating revenues	R$	479,659	423,513	446,000	467,770	1,816,942
Cost of products	R$	(284,827)	(271,302)	(274,413)	(292,279)	(1,122,821)
Other expenses/revenues	R$	(16,325)	(11,421)	(16,692)	(28,671)	(73,109)
Depreciation, amortization and depletion	R$	17,675	16,188	15,241	15,598	64,702

EBITDA	R$	196,182	156,978	170,136	162,418	685,714
Depreciation, amortization and depletion	R$	(17,675)	(16,188)	(15,241)	(15,598)	(64,702)

EBIT	R$	178,507	140,790	154,895	146,820	621,012
Impairment	R$	—	(11,837)	692	183	(10,962)
Net financial result	R$	63,862	176,318	(76,113)	(58,680)	105,387

Income before income tax and social contribution	R$	242,369	305,271	79,474	88,323	715,437
Income tax and social contribution	R$	(19,192)	(58,568)	(8,378)	(46,184)	(132,322)

Net income (loss)	R$	223,177	246,703	71,096	42,139	583,115

CVRD	31

8.2- Aluminum Area — Alunorte (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	439	—	—	—	439
Quantity sold — internal market	MT (thousand)	231	—	—	—	231

Quantity sold — total	MT (thousand)	670	—	—	—	670

Average sales price — external market	US$	204.29	—	—	—	204.29
Average sales price — internal market	US$	207.14	—	—	—	207.14
Average sales price — total	US$	205.30	—	—	—	205.30
Long-term indebtedness, gross	US$	360,762	—	—	—	360,762
Short-term indebtedness, gross	US$	90,004	—	—	—	90,004

Total indebtedness, gross	US$	450,766	—	—	—	450,766

Stockholders’ equity	R$	970,319	—	—	—	970,319

Net operating revenues	R$	384,835	—	—	—	384,835
Cost of products	R$	(238,121)	—	—	—	(238,121)
Other expenses/revenues	R$	(12,070)	—	—	—	(12,070)
Depreciation, amortization and depletion	R$	19,004	—	—	—	19,004

EBITDA	R$	153,648	—	—	—	153,648
Depreciation, amortization and depletion	R$	(19,004)	—	—	—	(19,004)

EBIT	R$	134,644	—	—	—	134,644
Net financial result	R$	(86,599)	—	—	—	(86,599)

Income before income tax and social contribution	R$	48,045	—	—	—	48,045
Income tax and social contribution	R$	(11,001)	—	—	—	(11,001)

Net income	R$	37,044	—	—	—	37,044

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	289	303	395	410	1,397
Quantity sold — internal market	MT (thousand)	201	234	236	207	878

Quantity sold — total	MT (thousand)	490	537	631	617	2,275

Average sales price — external market	US$	170.93	172.57	190.01	182.59	180.10
Average sales price — internal market	US$	173.60	175.13	178.71	184.00	177.83
Average sales price — total	US$	172.03	173.68	185.78	183.07	179.23
Long-term indebtedness, gross	US$	482,418	494,325	478,755	490,104	490,104
Short-term indebtedness, gross	US$	—	3,900	8,355	—	—

Total indebtedness, gross	US$	482,418	498,225	487,110	490,104	490,104

Stockholders’ equity	R$	546,444	697,885	788,738	832,843	832,843

Net operating revenues	R$	291,962	273,014	339,513	330,640	1,235,129
Cost of products	R$	(217,680)	(217,735)	(234,580)	(232,733)	(902,728)
Other expenses/revenues	R$	(6,021)	(5,860)	(12,986)	(3,581)	(28,448)
Depreciation, amortization and depletion	R$	15,240	18,993	17,340	18,602	70,175

EBITDA	R$	83,501	68,412	109,287	112,928	374,128
Depreciation, amortization and depletion	R$	(15,240)	(18,993)	(17,340)	(18,602)	(70,175)

EBIT	R$	68,261	49,419	91,947	94,326	303,953
Net financial result	R$	43,764	136,576	(62,039)	(41,198)	77,103

Income before income tax and social contribution	R$	112,025	185,995	29,908	53,128	381,056
Income tax and social contribution	R$	(10,084)	(34,554)	(6,561)	(9,022)	(60,221)

Net income	R$	101,941	151,441	23,347	44,106	320,835

8.3- Aluminum Area — MRN (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	1,106	—	—	—	1,106
Quantity sold — internal market	MT (thousand)	2,198	—	—	—	2,198

Quantity sold — total	MT (thousand)	3,304	—	—	—	3,304

Average sales price — external market	US$	22.00	—	—	—	22.00
Average sales price — internal market	US$	18.84	—	—	—	18.84
Average sales price — total	US$	19.90	—	—	—	19.90
Long-term indebtedness, gross	US$	39,956	—	—	—	39,956
Short-term indebtedness, gross	US$	191,833	—	—	—	191,833

Total indebtedness, gross	US$	231,789	—	—	—	231,789

Stockholders’ equity	R$	776,584	—	—	—	776,584

Net operating revenues	R$	178,101	—	—	—	178,101
Cost of products	R$	(74,584)	—	—	—	(74,584)
Other expenses/revenues	R$	(3,207)	—	—	—	(3,207)
Depreciation, amortization and depletion	R$	25,452	—	—	—	25,452

EBITDA	R$	125,762	—	—	—	125,762
Depreciation, amortization and depletion	R$	(25,452)	—	—	—	(25,452)

EBIT	R$	100,310	—	—	—	100,310
Net financial result	R$	(5,823)	—	—	—	(5,823)

Income before income tax and social contribution	R$	94,487	—	—	—	94,487
Income tax and social contribution	R$	(10,712)	—	—	—	(10,712)

Net income	R$	83,775	—	—	—	83,775

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	711	958	1,324	1,347	4,340
Quantity sold — internal market	MT (thousand)	1,485	2,554	2,725	3,016	9,780

Quantity sold — total	MT (thousand)	2,196	3,512	4,049	4,363	14,120

Average sales price — external market	US$	21.31	21.20	21.27	21.61	21.37
Average sales price — internal market	US$	18.24	18.15	18.21	18.50	18.29
Average sales price — total	US$	19.23	18.98	19.21	19.46	19.23
Long-term indebtedness, gross	US$	69,222	65,380	58,041	49,317	49,317
Short-term indebtedness, gross	US$	44,004	134,221	144,883	161,693	161,693

Total indebtedness, gross	US$	113,226	199,601	202,924	211,010	211,010

Stockholders’ equity	R$	731,822	807,051	825,693	796,407	796,407

Net operating revenues	R$	139,951	183,786	211,492	224,202	759,431
Cost of products	R$	(69,487)	(89,073)	(99,781)	(104,746)	(363,087)
Other expenses/revenues	R$	(5,305)	(2,838)	(5,251)	2,546	(10,848)
Depreciation, amortization and depletion	R$	14,854	17,733	21,391	24,234	78,212

EBITDA	R$	80,013	109,608	127,851	146,236	463,708
Depreciation, amortization and depletion	R$	(14,854)	(17,733)	(21,391)	(24,234)	(78,212)

EBIT	R$	65,159	91,875	106,460	122,002	385,496
Net financial result	R$	(239)	(10,994)	(2,484)	(3,049)	(16,766)

Income before income tax and social contribution	R$	64,920	80,881	103,976	118,953	368,730
Income tax and social contribution	R$	(5,421)	(5,652)	(7,146)	(25,389)	(43,608)

Net income	R$	59,499	75,229	96,830	93,564	325,122

8.4- Aluminum Area — Valesul (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	15	—	—	—	15
Quantity sold — internal market	MT (thousand)	10	—	—	—	10

Quantity sold — total	MT (thousand)	25	—	—	—	25

Average sales price — external market	US$	1,676.30	—	—	—	1,676.30
Average sales price — internal market	US$	2,240.26	—	—	—	2,240.26
Average sales price — total	US$	1,903.80	—	—	—	1,903.80
Long-term indebtedness, gross	US$	603	—	—	—	603
Short-term indebtedness, gross	US$	748	—	—	—	748

Total indebtedness, gross	US$	1,351	—	—	—	1,351

Stockholders’ equity	R$	272,773	—	—	—	272,773

Net operating revenues	R$	127,513	—	—	—	127,513
Cost of products	R$	(101,823)	—	—	—	(101,823)
Other expenses/revenues	R$	(3,473)	—	—	—	(3,473)
Depreciation, amortization and depletion	R$	3,923	—	—	—	3,923

EBITDA	R$	26,140	—	—	—	26,140
Depreciation, amortization and depletion	R$	(3,923)	—	—	—	(3,923)

EBIT	R$	22,217	—	—	—	22,217
Net financial result	R$	866	—	—	—	866

Income before income tax and social contribution	R$	23,083	—	—	—	23,083
Income tax and social contribution	R$	(5,659)	—	—	—	(5,659)

Net income	R$	17,424	—	—	—	17,424

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	9	15	17	17	58
Quantity sold — internal market	MT (thousand)	10	9	9	12	40

Quantity sold — total	MT (thousand)	19	24	26	29	98

Average sales price — external market	US$	1,505.49	1,516.01	1,518.30	1,570.41	1,530.99
Average sales price — internal market	US$	1,933.02	1,970.53	1,974.21	1,957.43	1,958.05
Average sales price — total	US$	1,730.60	1,685.83	1,668.32	1,731.60	1,703.41
Long-term indebtedness, gross	US$	1,048	1,075	906	757	757
Short-term indebtedness, gross	US$	617	732	729	746	746

Total indebtedness, gross	US$	1,665	1,807	1,635	1,503	1,503

Stockholders’ equity	R$	288,362	272,644	286,057	265,518	265,518

Net operating revenues	R$	108,088	112,328	121,231	137,394	479,041
Cost of products	R$	(68,912)	(88,666)	(99,075)	(113,706)	(370,359)
Other expenses/revenues	R$	(6,613)	(15,368)	(4,259)	(4,545)	(30,785)
Depreciation, amortization and depletion	R$	2,816	6,043	3,900	4,186	16,945

EBITDA	R$	35,379	14,337	21,797	23,329	94,842
Depreciation, amortization and depletion	R$	(2,816)	(6,043)	(3,900)	(4,186)	(16,945)

EBIT	R$	32,563	8,294	17,897	19,143	77,897
Net financial result	R$	(186)	(413)	1,224	(853)	(228)

Income before income tax and social contribution	R$	32,377	7,881	19,121	18,290	77,669
Income tax and social contribution	R$	(5,214)	(4,891)	(5,708)	(6,364)	(22,177)

Net income	R$	27,163	2,990	13,413	11,926	55,492

34	CVRD

8.5- Pellets Area – Hispanobras (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	425	—	—	—	425
Quantity sold — internal market	MT (thousand)	460	—	—	—	460

Quantity sold — total	MT (thousand)	885	—	—	—	885

Average sales price — external market	US$	32.48	—	—	—	32.48
Average sales price — internal market	US$	31.18	—	—	—	31.18
Average sales price — total	US$	31.83	—	—	—	31.83

Stockholders’ equity	R$	94,698	—	—	—	94,698

Net operating revenues	R$	81,893	—	—	—	81,893
Cost of products	R$	(81,144)	—	—	—	(81,144)
Other expenses/income	R$	3,291	—	—	—	3,291
Depreciation, amortization and depletion	R$	2,525	—	—	—	2,525

EBITDA	R$	6,565	—	—	—	6,565
Depreciation, amortization and depletion	R$	(2,525)	—	—	—	(2,525)

EBIT	R$	4,040	—	—	—	4,040
Impairment	R$	—	—	—	—	—
Net financial result	R$	(593)	—	—	—	(593)

Income before income tax and social contribution	R$	3,447	—	—	—	3,447
Income tax and social contribution	R$	(1,434)	—	—	—	(1,434)

Net income	R$	2,013	—	—	—	2,013

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	268	625	94	386	1,373
Quantity sold — internal market	MT (thousand)	637	265	730	580	2,212

Quantity sold — total	MT (thousand)	905	890	824	966	3,585

Average sales price — external market	US$	29.54	33.75	32.62	33.06	32.66
Average sales price — internal market	US$	29.95	38.90	32.56	33.13	32.72
Average sales price — total	US$	29.75	36.33	32.59	33.10	32.94

Stockholders’ equity	R$	90,872	96,630	97,800	92,685	92,685

Net operating revenues	R$	94,344	93,258	78,906	91,036	357,544
Cost of products	R$	(81,263)	(85,278)	(63,550)	(97,475)	(327,566)
Other expenses/income	R$	(1,783)	6,561	(10,505)	6,396	669
Depreciation, amortization and depletion	R$	2,386	2,400	2,442	2,528	9,756

EBITDA	R$	13,684	16,941	7,293	2,485	40,403
Depreciation, amortization and depletion	R$	(2,386)	(2,400)	(2,442)	(2,528)	(9,756)

EBIT	R$	11,298	14,541	4,851	(43)	30,647
Impairment	R$	—	—	159	—	159
Net financial result	R$	(3,544)	(6,871)	344	413	(9,658)

Income before income tax and social contribution	R$	7,754	7,670	5,354	370	21,148
Income tax and social contribution	R$	(3,264)	330	(1,748)	468	(4,214)

Net income	R$	4,490	8,000	3,606	838	16,934

CVRD	35

8.6- Pellets Area – Itabrasco (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	762	—	—	—	762
Quantity sold — internal market	MT (thousand)	—	—	—	—	—

Quantity sold — total	MT (thousand)	762	—	—	—	762

Average sales price — external market	US$	32.84	—	—	—	32.84
Average sales price — internal market	US$	—	—	—	—	—
Average sales price — total	US$	32.84	—	—	—	32.84
Short-term indebtedness, gross	US$	557	—	—	—	557

Total indebtedness, gross	US$	557	—	—	—	557

Stockholders’ equity	R$	65,673	—	—	—	65,673

Net operating revenues	R$	72,293	—	—	—	72,293
Cost of products	R$	(70,203)	—	—	—	(70,203)
Other expenses/revenues	R$	(283)	—	—	—	(283)
Depreciation, amortization and depletion	R$	(498)	—	—	—	(498)

EBITDA	R$	1,309	—	—	—	1,309
Depreciation, amortization and depletion	R$	498	—	—	—	498

EBIT	R$	1,807	—	—	—	1,807
Net financial result	R$	(14)	—	—	—	(14)

Income before income tax and social contribution	R$	1,793	—	—	—	1,793
Income tax and social contribution	R$	(679)	—	—	—	(679)

Net income	R$	1,114	—	—	—	1,114

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	306	778	838	700	2,622
Quantity sold — internal market	MT (thousand)	507	65	—	81	653

Quantity sold — total	MT (thousand)	813	843	838	781	3,275

Average sales price — external market	US$	29.97	33.53	32.96	32.97	32.78
Average sales price — internal market	US$	29.20	55.87	—	33.20	32.35
Average sales price — total	US$	29.54	35.25	32.96	33.00	32.71
Short-term indebtedness, gross	US$	4,854	480	471	1,061	1,061

Total indebtedness, gross	US$	4,854	480	471	1,061	1,061

Stockholders’ equity	R$	59,216	65,064	68,819	64,559	64,559

Net operating revenues	R$	85,607	91,423	80,037	74,126	331,193
Cost of products	R$	(73,246)	(76,224)	(73,297)	(69,342)	(292,109)
Other expenses/revenues	R$	(2,200)	(1,123)	(2,355)	(4,444)	(10,122)
Depreciation, amortization and depletion	R$	(379)	(381)	(416)	(482)	(1,658)

EBITDA	R$	9,782	13,695	3,969	(142)	27,304
Depreciation, amortization and depletion	R$	379	381	416	482	1,658

EBIT	R$	10,161	14,076	4,385	340	28,962
Net financial result	R$	(3,441)	(4,782)	1,798	1,233	(5,192)

Income before income tax and social contribution	R$	6,720	9,294	6,183	1,573	23,770
Income tax and social contribution	R$	(3,308)	(3,446)	(2,428)	583	(8,599)

Net income	R$	3,412	5,848	3,755	2,156	15,171

36	CVRD

8.7- Pellets Area – Kobrasco (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	617	—	—	—	617
Quantity sold — internal market	MT (thousand)	623	—	—	—	623

Quantity sold — total	MT (thousand)	1,240	—	—	—	1,240

Average sales price — external market	US$	34.27	—	—	—	34.27
Average sales price — internal market	US$	33.26	—	—	—	33.26
Average sales price — total	US$	33.76	—	—	—	33.76
Long-term indebtedness, gross	US$	96,512	—	—	—	96,512

Total indebtedness, gross	US$	96,512	—	—	—	96,512

Stockholders’ equity	R$	14,633	—	—	—	14,633

Net operating revenues	R$	121,982	—	—	—	121,982
Cost of products	R$	(106,312)	—	—	—	(106,312)
Other expenses/revenues	R$	2,210	—	—	—	2,210
Depreciation, amortization and depletion	R$	2,269	—	—	—	2,269

EBITDA	R$	20,149	—	—	—	20,149
Depreciation, amortization and depletion	R$	(2,269)	—	—	—	(2,269)

EBIT	R$	17,880	—	—	—	17,880
Impairment	R$	—	—	—	—	—
Net financial result	R$	(3,769)	—	—	—	(3,769)

Income before income tax and social contribution	R$	14,111	—	—	—	14,111
Income tax and social contribution	R$	(5,555)	—	—	—	(5,555)

Net income	R$	8,556	—	—	—	8,556

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	453	667	800	722	2,642
Quantity sold — internal market	MT (thousand)	681	461	200	360	1,702

Quantity sold — total	MT (thousand)	1,134	1,128	1,000	1,082	4,344

Average sales price — external market	US$	29.89	29.98	33.57	32.04	31.61
Average sales price — internal market	US$	30.72	30.90	38.68	33.33	32.26
Average sales price — total	US$	30.39	30.35	34.59	32.47	31.86
Long-term indebtedness, gross	US$	123,624	102,229	102,417	96,331	96,331

Total indebtedness, gross	US$	123,624	102,229	102,417	96,331	96,331

Stockholders’ equity	R$	(89,160)	(53,817)	(49,072)	6,077	6,077

Net operating revenues	R$	116,656	101,678	101,713	102,119	422,166
Cost of products	R$	(95,131)	(89,305)	(82,257)	(89,649)	(356,342)
Other expenses/revenues	R$	(7,537)	(6,124)	(3,256)	7,323	(9,594)
Depreciation, amortization and depletion	R$	2,262	2,269	2,268	2,267	9,066

EBITDA	R$	16,250	8,518	18,468	22,060	65,296
Depreciation, amortization and depletion	R$	(2,262)	(2,269)	(2,268)	(2,267)	(9,066)

EBIT	R$	13,988	6,249	16,200	19,793	56,230
Impairment	R$	—	—	—	75,660	75,660
Net financial result	R$	18,296	49,781	(7,653)	(56,443)	3,981

Income before income tax and social contribution	R$	32,284	56,030	8,547	39,010	135,871
Income tax and social contribution	R$	(14,094)	(20,687)	(3,802)	16,139	(22,444)

Net income	R$	18,190	35,343	4,745	55,149	113,427

CVRD	37

8.8- Pellets Area – Nibrasco (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	563	—	—	—	563
Quantity sold — internal market — CVRD	MT (thousand)	1,327	—	—	—	1,327
Quantity sold — internal market — Others	MT (thousand)	33	—	—	—	33

Quantity sold — total	MT (thousand)	1,923	—	—	—	1,923

Average sales price — external market	US$	31.45	—	—	—	31.45
Average sales price — internal market	US$	31.51	—	—	—	31.51
Average sales price — total	US$	31.49	—	—	—	31.49
Long-term indebtedness, gross	US$	—	—	—	—	—
Short-term indebtedness, gross	US$	1,200	—	—	—	1,200

Total indebtedness, gross	US$	1,200	—	—	—	1,200

Stockholders’ equity	R$	115,823	—	—	—	115,823

Net operating revenues	R$	188,081	—	—	—	188,081
Cost of products	R$	(170,722)	—	—	—	(170,722)
Other expenses/revenues	R$	7,031	—	—	—	7,031
Depreciation, amortization and depletion	R$	2,490	—	—	—	2,490

EBITDA	R$	26,880	—	—	—	26,880
Depreciation, amortization and depletion	R$	(2,490)	—	—	—	(2,490)

EBIT	R$	24,390	—	—	—	24,390
Impairment	R$	—	—	—	—	—
Net financial result	R$	(380)	—	—	—	(380)

Income (loss) before income tax and social contribution	R$	24,010	—	—	—	24,010
Income tax and social contribution	R$	(9,318)	—	—	—	(9,318)

Net income (loss)	R$	14,692	—	—	—	14,692

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	469	513	509	761	2,252
Quantity sold — internal market — CVRD	MT (thousand)	1,303	1,180	1,085	874	4,442
Quantity sold — internal market — Others	MT (thousand)	28	26	32	33	119

Quantity sold — total	MT (thousand)	1,800	1,719	1,626	1,668	6,813

Average sales price — external market	US$	28.76	27.69	32.96	32.41	30.70
Average sales price — internal market	US$	27.38	28.23	34.18	30.44	29.87
Average sales price — total	US$	27.75	28.07	33.79	31.35	30.14
Long-term indebtedness, gross	US$	1,200	—	—	—	—
Short-term indebtedness, gross	US$	2,400	2,400	2,400	1,200	1,200

Total indebtedness, gross	US$	3,600	2,400	2,400	1,200	1,200

Stockholders’ equity	R$	87,365	82,347	98,875	101,132	101,132

Net operating revenues	R$	174,765	147,060	173,854	166,387	662,066
Cost of products	R$	(167,405)	(152,620)	(155,759)	(157,181)	(632,965)
Other expenses/revenues	R$	(1,805)	(1,879)	(1,261)	(2,456)	(7,401)
Depreciation, amortization and depletion	R$	4,179	4,061	3,368	3,909	15,517

EBITDA	R$	9,734	(3,378)	20,202	10,659	37,217
Depreciation, amortization and depletion	R$	(4,179)	(4,061)	(3,368)	(3,909)	(15,517)

EBIT	R$	5,555	(7,439)	16,834	6,750	21,700
Impairment	R$	—	—	2,289	—	2,289
Net financial result	R$	1,341	2,359	(4,718)	(1,318)	(2,336)

Income (loss) before income tax and social contribution	R$	6,896	(5,080)	14,405	5,432	21,653
Income tax and social contribution	R$	(3,728)	64	2,124	(3,175)	(4,715)

Net income (loss)	R$	3,168	(5,016)	16,529	2,257	16,938

38	CVRD

8.9- Pellets Area – Samarco (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — pellets	MT (thousand)	3,462	—	—	—	3,462
Quantity sold — iron ore	MT (thousand)	497	—	—	—	497

Quantity sold — total	MT (thousand)	3,959	—	—	—	3,959

Average sales price — pellets	US$	39.31	—	—	—	39.31
Average sales price — iron ore	US$	16.88	—	—	—	16.88
Average sales price — total	US$	36.48	—	—	—	36.48
Long-term indebtedness, gross	US$	21,400	—	—	—	21,400
Short-term indebtedness, gross	US$	173,753	—	—	—	173,753

Total indebtedness, gross	US$	195,153	—	—	—	195,153

Stockholders’ equity	R$	625,633	—	—	—	625,633

Net operating revenues	R$	372,919	—	—	—	372,919
Cost of products	R$	(165,160)	—	—	—	(165,160)
Other expenses	R$	(30,828)	—	—	—	(30,828)
Depreciation, amortization and depletion	R$	11,373	—	—	—	11,373

EBITDA	R$	188,304	—	—	—	188,304
Depreciation, amortization and depletion	R$	(11,373)	—	—	—	(11,373)

EBIT	R$	176,931	—	—	—	176,931
Impairment	R$	—	—	—	—	—
Result of equity investments	R$	11,109	—	—	—	11,109
Net financial result	R$	(4,618)	—	—	—	(4,618)

Income before income tax and social contribution	R$	183,422	—	—	—	183,422
Income tax and social contribution	R$	(31,058)	—	—	—	(31,058)

Net income	R$	152,364	—	—	—	152,364

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — pellets	MT (thousand)	3,338	3,339	3,359	3,454	13,490
Quantity sold — iron ore	MT (thousand)	650	938	569	319	2,476

Quantity sold — total	MT (thousand)	3,988	4,277	3,928	3,773	15,966

Average sales price — pellets	US$	29.78	35.03	35.47	35.85	34.05
Average sales price — iron ore	US$	16.39	16.57	17.56	14.36	16.47
Average sales price — total	US$	27.59	30.98	32.88	34.03	31.32
Long-term indebtedness, gross	US$	56,240	50,037	37,633	24,967	24,967
Short-term indebtedness, gross	US$	123,271	137,697	135,558	167,067	167,067

Total indebtedness, gross	US$	179,511	187,734	173,191	192,034	192,034

Stockholders’ equity	R$	627,216	641,120	658,437	583,354	583,354

Net operating revenues	R$	360,773	370,862	348,066	343,379	1,423,080
Cost of products	R$	(162,899)	(166,282)	(163,038)	(169,633)	(661,852)
Other expenses	R$	(10,940)	(47,558)	(33,311)	(25,086)	(116,895)
Depreciation, amortization and depletion	R$	9,955	10,899	10,867	12,319	44,040

EBITDA	R$	196,889	167,921	162,584	160,979	688,373
Depreciation, amortization and depletion	R$	(9,955)	(10,899)	(10,867)	(12,319)	(44,040)

EBIT	R$	186,934	157,022	151,717	148,660	644,333
Impairment	R$	—	(36,639)	—	(72,103)	(108,742)
Result of equity investments	R$	(2,699)	17,512	(8,392)	10,820	17,241
Net financial result	R$	(499)	24,817	(14,011)	(5,360)	4,947

Income before income tax and social contribution	R$	183,736	162,712	129,314	82,017	557,779
Income tax and social contribution	R$	(44,283)	(20,477)	(24,490)	(10,174)	(99,424)

Net income	R$	139,453	142,235	104,824	71,843	458,355

CVRD	39

8.10- Pellets Area – GIIC (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	ton (thousands)	906	—	—	—	906

Quantity sold — total	ton (thousands)	906	—	—	—	906

Average sales price — external market	US$	52.68	—	—	—	52.68
Average sales price — total	US$	52.68	—	—	—	52.68
Long-term indebtedness, gross	US$	20,000	—	—	—	20,000

Total indebtedness, gross	US$	20,000	—	—	—	20,000

Stockholders’ equity	R$	221,358	—	—	—	221,358

Net operating revenues	R$	138,158	—	—	—	138,158
Cost of products	R$	(103,595)	—	—	—	(103,595)
Other expenses	R$	(11,268)	—	—	—	(11,268)
Depreciation, amortization and depletion	R$	1,893	—	—	—	1,893

EBITDA	R$	25,188	—	—	—	25,188
Depreciation, amortization and depletion	R$	(1,893)	—	—	—	(1,893)

EBIT	R$	23,295	—	—	—	23,295
Gain/loss in translation of currency	R$	110	—	—	—	110
Net financial result	R$	(229)	—	—	—	(229)

Net income	R$	23,176	—	—	—	23,176

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q (*)	2Q	3Q	4Q	Total
Quantity sold — external market	ton (thousands)	772	1,178	900	1,089	3,939

Quantity sold — total	ton (thousands)	772	1,178	900	1,089	3,939

Average sales price — external market	US$	41.00	43.30	41.18	43.11	42.31
Average sales price — total	US$	41.00	43.30	41.18	43.11	42.31
Long-term indebtedness, gross	US$	35,000	35,000	30,000	25,000	25,000

Total indebtedness, gross	US$	35,000	35,000	30,000	25,000	25,000

Stockholders’ equity	R$	225,520	242,118	218,186	233,501	233,501

Net operating revenues	R$	111,686	152,254	126,128	142,067	532,135
Cost of products	R$	(87,255)	(116,430)	(96,796)	(110,174)	(410,655)
Other expenses	R$	(10,471)	(5,971)	(17,599)	(17,396)	(51,437)
Depreciation, amortization and depletion	R$	3,490	—	2,933	2,899	9,322

EBITDA	R$	17,450	29,853	14,666	17,396	79,365
Depreciation, amortization and depletion	R$	(3,490)	—	(2,933)	(2,899)	(9,322)

EBIT	R$	13,960	29,853	11,733	14,497	70,043
Gain/loss in translation of currency	R$	(1,453)	(9,339)	8,185	1,907	(700)
Net financial result	R$	3	—	—	—	3

Net income	R$	12,510	20,514	19,918	16,404	69,346

(*) Refers to the statements up to February 2003.

40	CVRD

8.11- Manganese and Ferrolloys Area – RDM (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market — ferroalloys	MT (thousand)	37	—	—	—	37
Quantity sold — internal market — ferroalloys	MT (thousand)	45	—	—	—	45

Quantity sold — total	MT (thousand)	82	—	—	—	82

Quantity sold — external market — manganese	MT (thousand)	213	—	—	—	213
Quantity sold — internal market — manganese	MT (thousand)	72	—	—	—	72

Quantity sold — total	MT (thousand)	285	—	—	—	285

Average sales price — external market — ferroalloys	US$	713.01	—	—	—	713.01
Average sales price — internal market — ferroalloys	US$	700.76	—	—	—	700.76
Average sales price — total	US$	706.34	—	—	—	706.34
Average sales price — external market — manganese	US$	44.98	—	—	—	44.98
Average sales price — internal market — manganese	US$	45.15	—	—	—	45.15
Average sales price — total	US$	45.02	—	—	—	45.02
Long-term indebtedness, gross	US$	12,361	—	—	—	12,361
Short-term indebtedness, gross	US$	40,135	—	—	—	40,135

Total indebtedness, gross	US$	52,496	—	—	—	52,496

Stockholders’ equity	R$	657,722	—	—	—	657,722

Net operating revenues	R$	178,314	—	—	—	178,314
Cost of products	R$	(110,687)	—	—	—	(110,687)
Other expenses/revenues	R$	(25,763)	—	—	—	(25,763)
Depreciation, amortization and depletion	R$	5,545	—	—	—	5,545

EBITDA	R$	47,409	—	—	—	47,409
Depreciation, amortization and depletion	R$	(5,545)	—	—	—	(5,545)

EBIT	R$	41,864	—	—	—	41,864
Impairment	R$	—	—	—	—	—
Sale of investment	R$	—	—	—	—	—
Net financial result	R$	2,741	—	—	—	2,741

Income (loss) before income tax and social contribution	R$	44,605	—	—	—	44,605
Income tax and social contribution	R$	(5,829)	—	—	—	(5,829)

Net income (loss)	R$	38,776	—	—	—	38,776

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market — ferroalloys	MT (thousand)	30	40	47	51	168
Quantity sold — internal market — ferroalloys	MT (thousand)	37	38	43	46	164

Quantity sold — total	MT (thousand)	67	78	90	97	332

Quantity sold — external market — manganese	MT (thousand)	147	306	261	294	1,008
Quantity sold — internal market — manganese	MT (thousand)	94	76	83	76	329

Quantity sold — total	MT (thousand)	241	382	344	370	1,337

Average sales price — external market — ferroalloys	US$	573.88	549.79	534.97	621.32	571.66
Average sales price — internal market — ferroalloys	US$	505.02	664.75	607.37	623.79	602.18
Average sales price — total	US$	536.68	606.47	569.57	622.52	587.07
Average sales price — external market — manganese	US$	46.71	42.17	43.96	43.14	43.58
Average sales price — internal market — manganese	US$	36.35	46.00	50.48	43.29	43.75
Average sales price — total	US$	42.65	42.93	45.52	43.17	43.61
Long-term indebtedness, gross	US$	19,812	38,962	39,371	18,885	18,885
Short-term indebtedness, gross	US$	36,783	24,688	18,237	42,495	42,495

Total indebtedness, gross	US$	56,595	63,650	57,608	61,380	61,380

Stockholders’ equity	R$	310,314	336,058	365,275	618,945	618,945

Net operating revenues	R$	142,185	171,284	177,162	196,448	687,079
Cost of products	R$	(83,873)	(93,166)	(111,927)	(133,864)	(422,830)
Other expenses/revenues	R$	(22,569)	(27,377)	(28,233)	(49,844)	(128,023)
Depreciation, amortization and depletion	R$	5,456	6,238	5,852	2,063	19,609

EBITDA	R$	41,199	56,979	42,854	14,803	155,835
Depreciation, amortization and depletion	R$	(5,456)	(6,238)	(5,852)	(2,063)	(19,609)

EBIT	R$	35,743	50,741	37,002	12,740	136,226
Impairment	R$	—	—	366	(46,392)	(46,026)
Sale of investment	R$	—	—	—	174,000	174,000
Net financial result	R$	(11,168)	(18,623)	(6,388)	(1,496)	(37,675)

Income (loss) before income tax and social contribution	R$	24,575	32,118	30,980	138,852	226,525
Income tax and social contribution	R$	(6,255)	(7,496)	(1,763)	34,012	18,498

Net income (loss)	R$	18,320	24,622	29,217	172,864	245,023

CVRD	41

8.12- Manganese and Ferrolloys Area – Urucum (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market — iron ore	MT (thousand)	127	—	—	—	127
Quantity sold — internal market — iron ore	MT (thousand)	—	—	—	—	—

Quantity sold — total	MT (thousand)	127	—	—	—	127

Quantity sold — external market — manganese	MT (thousand)	22	—	—	—	22
Quantity sold — internal market — manganese	MT (thousand)	50	—	—	—	50

Quantity sold — total	MT (thousand)	72	—	—	—	72

Quantity sold — external market — ferroalloys	MT (thousand)	4	—	—	—	4
Quantity sold — internal market — ferroalloys	MT (thousand)	1	—	—	—	1

Quantity sold — total	MT (thousand)	5	—	—	—	5

Average sales price — external market — iron ore	US$	15.05	—	—	—	15.05
Average sales price — internal market — iron ore	US$	—	—	—	—	—
Average sales price — total	US$	15.05	—	—	—	15.05
Average sales price — external market — manganese	US$	49.84	—	—	—	49.84
Average sales price — internal market — manganese	US$	44.19	—	—	—	44.19
Average sales price — total	US$	45.92	—	—	—	45.92
Average sales price — external market — ferroalloys	US$	564.53	—	—	—	564.53
Average sales price — internal market — ferroalloys	US$	394.48	—	—	—	394.48
Average sales price — total	US$	546.44	—	—	—	546.44
Short-term indebtedness, gross	US$	3,577	—	—	—	3,577

Total indebtedness, gross	US$	3,577	—	—	—	3,577

Stockholders’ equity	R$	60,621	—	—	—	60,621

Net operating revenues	R$	21,070	—	—	—	21,070
Cost of products	R$	(11,132)	—	—	—	(11,132)
Other expenses/revenues	R$	(4,285)	—	—	—	(4,285)
Depreciation, amortization and depletion	R$	1,005	—	—	—	1,005

EBITDA	R$	6,658	—	—	—	6,658
Depreciation, amortization and depletion	R$	(1,005)	—	—	—	(1,005)

EBIT	R$	5,653	—	—	—	5,653
Impairment	R$	(562)	—	—	—	(562)
Net financial result	R$	(128)	—	—	—	(128)

Income before income tax and social contribution	R$	4,963	—	—	—	4,963
Income tax and social contribution	R$	(1,867)	—	—	—	(1,867)

Net income	R$	3,096	—	—	—	3,096

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market — iron ore	MT (thousand)	238	174	214	261	887
Quantity sold — internal market — iron ore	MT (thousand)	7	—	3	—	10

Quantity sold — total	MT (thousand)	245	174	217	261	897

Quantity sold — external market — manganese	MT (thousand)	18	43	52	30	143
Quantity sold — internal market — manganese	MT (thousand)	46	66	55	82	249

Quantity sold — total	MT (thousand)	64	109	107	112	392

Quantity sold — external market — ferroalloys	MT (thousand)	5	3	8	4	20
Quantity sold — internal market — ferroalloys	MT (thousand)	—	—	—	1	1

Quantity sold — total	MT (thousand)	5	3	8	5	21

Average sales price — external market — iron ore	US$	13.70	15.03	15.86	14.99	14.86
Average sales price — internal market — iron ore	US$	3.26	—	2.21	—	2.95
Average sales price — total	US$	13.43	15.03	15.67	14.99	14.74
Average sales price — external market — manganese	US$	36.35	35.81	38.95	37.07	37.28
Average sales price — internal market — manganese	US$	32.91	38.10	42.22	42.84	39.61
Average sales price — total	US$	33.87	37.18	40.66	41.30	38.77
Average sales price — external market — ferroalloys	US$	509.35	503.55	483.38	483.45	492.91
Average sales price — internal market — ferroalloys	US$	—	—	—	388.80	388.80
Average sales price — total	US$	509.35	503.55	483.38	470.78	489.44
Short-term indebtedness, gross	US$	—	5,026	5,050	7,846	7,846

Total indebtedness, gross	US$	—	5,026	5,050	7,846	7,846

Stockholders’ equity	R$	75,737	47,460	52,546	57,525	57,525

Net operating revenues	R$	26,947	23,028	31,498	28,872	110,345
Cost of products	R$	(11,440)	(9,866)	(17,699)	(14,413)	(53,418)
Other expenses/revenues	R$	(4,761)	1,341	(4,595)	(10,914)	(18,929)
Depreciation, amortization and depletion	R$	589	615	608	1,584	3,396

EBITDA	R$	11,335	15,118	9,812	5,129	41,394
Depreciation, amortization and depletion	R$	(589)	(615)	(608)	(1,584)	(3,396)

EBIT	R$	10,746	14,503	9,204	3,545	37,998
Impairment	R$	9	—	—	(184)	(175)
Net financial result	R$	(1,000)	(7,349)	310	1,757	(6,282)

Income before income tax and social contribution	R$	9,755	7,154	9,514	5,118	31,541
Income tax and social contribution	R$	(2,862)	(395)	(4,428)	(139)	(7,824)

Net income	R$	6,893	6,759	5,086	4,979	23,717

42	CVRD

8.13- Manganese and Ferrolloys Area – RDME (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market — Sinter	Ton (thousands)	66	—	—	—	66

Quantity sold-total	Ton (thousands)	66	—	—	—	66

Quantity sold — external market — Manganese	Ton (thousands)	55	—	—	—	55

Quantity sold-total	Ton (thousands)	55	—	—	—	55

Quantity sold — external market — Ferroalloys	Ton (thousands)	64	—	—	—	64

Quantity sold-total	Ton (thousands)	64	—	—	—	64

Average sales price — external market — Sinter	US$	103.70	—	—	—	103.70
Average sales price-total	US$	103.70	—	—	—	103.70
Average sales price — external market — Manganese	US$	73.22	—	—	—	73.22
Average sales price-total	US$	73.22	—	—	—	73.22
Average sales price — external market — Ferroalloys	US$	588.12	—	—	—	588.12
Average sales price-total	US$	588.12	—	—	—	588.12
Long-term indebtedness, gross	US$	3,335	—	—	—	3,335
Short-term indebtedness, gross	US$	30	—	—	—	30

Total indebtedness, gross	US$	3,365	—	—	—	3,365

Stockholders’ equity	R$	194,179	—	—	—	194,179

Net operating revenues	R$	146,972	—	—	—	146,972
Cost of products	R$	(134,464)	—	—	—	(134,464)
Other expenses/revenues	R$	(3,332)	—	—	—	(3,332)
Depreciation, amortization and depletion	R$	2,918	—	—	—	2,918

EBITDA	R$	12,094	—	—	—	12,094
Depreciation, amortization and depletion	R$	(2,918)	—	—	—	(2,918)

EBIT	R$	9,176	—	—	—	9,176
Gain/loss in translation of currency	R$	(18)	—	—	—	(18)
Net financial result	R$	2,318	—	—	—	2,318

Income before income tax and social contribution	R$	11,476	—	—	—	11,476
Income tax and social contribution	R$	(29)	—	—	—	(29)

Net income	R$	11,447	—	—	—	11,447

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market — Sinter	Ton (thousands)	34	82	23	30	169

Quantity sold-total	Ton (thousands)	34	82	23	30	169

Quantity sold — external market — Manganese	Ton (thousands)	31	64	51	51	197

Quantity sold-total	Ton (thousands)	31	64	51	51	197

Quantity sold — external market — Ferroalloys	Ton (thousands)	43	36	40	53	172

Quantity sold-total	Ton (thousands)	43	36	40	53	172

Average sales price — external market — Sinter	US$	277.53	109.90	107.72	101.00	141.75
Average sales price-total	US$	277.53	109.90	107.72	101.00	141.75
Average sales price — external market — Manganese	US$	105.80	75.30	83.70	81.70	83.93
Average sales price-total	US$	105.80	75.30	83.70	81.70	83.93
Average sales price — external market — Ferroalloys	US$	609.70	583.90	546.70	572.80	578.28
Average sales price-total	US$	609.70	583.90	546.70	572.80	578.28
Long-term indebtedness, gross	US$	2,409	2,417	5,020	3,610	3,610
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	2,409	2,417	5,020	3,610	3,610

Stockholders’ equity	R$	197,404	173,543	183,370	187,578	187,578

Net operating revenues	R$	109,534	108,839	92,792	124,378	435,543
Cost of products	R$	(99,748)	(99,589)	(83,702)	(111,386)	(394,425)
Other expenses/revenues	R$	(10,351)	(4,439)	(3,183)	(6,056)	(24,029)
Depreciation, amortization and depletion	R$	4,012	4,129	3,871	4,559	16,571

EBITDA	R$	3,447	8,940	9,778	11,495	33,660
Depreciation, amortization and depletion	R$	(4,012)	(4,129)	(3,871)	(4,559)	(16,571)

EBIT	R$	(565)	4,811	5,907	6,936	17,089
Gain/loss in translation of currency	R$	(49)	(285)	(417)	(404)	(1,155)
Net financial result	R$	1,425	(12)	1,130	(144)	2,399

Income before income tax and social contribution	R$	811	4,514	6,620	6,388	18,333
Income tax and social contribution	R$	(31)	(31)	(31)	(25)	(118)

Net income	R$	780	4,483	6,589	6,363	18,215

CVRD	43

8.14- Steel Area – CST (Adjusted and Unaudited)

		2004
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	809	—	—	—	809
Quantity sold — internal market	MT (thousand)	340	—	—	—	340

Quantity sold — total	MT (thousand)	1,149	—	—	—	1,149

Average sales price — external market	US$	262.65	—	—	—	262.65
Average sales price — internal market	US$	304.12	—	—	—	304.12
Average sales price — total	US$	274.92	—	—	—	274.92
Long-term indebtedness, gross	US$	585,346	—	—	—	585,346
Short-term indebtedness, gross	US$	131,398	—	—	—	131,398

Total indebtedness, gross	US$	716,744	—	—	—	716,744

Stockholders’ equity	R$	3,783,316	—	—	—	3,783,316

Net operating revenues	R$	957,592	—	—	—	957,592
Cost of products	R$	(562,493)	—	—	—	(562,493)
Other expenses/revenues	R$	(73,466)	—	—	—	(73,466)
Depreciation, amortization and depletion	R$	89,361	—	—	—	89,361

EBITDA	R$	410,994	—	—	—	410,994
Depreciation, amortization and depletion	R$	(89,361)	—	—	—	(89,361)

EBIT	R$	321,633	—	—	—	321,633
Net financial result	R$	(44,261)	—	—	—	(44,261)

Income before income tax and social contribution	R$	277,372	—	—	—	277,372
Income tax and social contribution	R$	(26,288)	—	—	—	(26,288)

Net income	R$	251,084	—	—	—	251,084

[Additional columns below]

[Continued from above table, first column(s) repeated]

		2003
Information		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	1,013	964	902	802	3,681
Quantity sold — internal market	MT (thousand)	2	1	2	2	7

Quantity sold — total	MT (thousand)	1,015	965	904	804	3,688

Average sales price — external market	US$	229.78	238.69	244.16	235.70	236.93
Average sales price — internal market	US$	219.12	255.89	253.93	256.56	245.02
Average sales price — total	US$	229.76	238.71	244.18	235.75	236.94
Long-term indebtedness, gross	US$	619,071	628,377	635,088	632,953	632,953
Short-term indebtedness, gross	US$	167,655	147,837	150,045	143,074	143,074

Total indebtedness, gross	US$	786,726	776,214	785,133	776,027	776,027

Stockholders’ equity	R$	3,200,123	3,223,207	3,416,321	3,532,607	3,532,607

Net operating revenues	R$	993,201	921,094	951,473	869,553	3,735,321
Cost of products	R$	(601,278)	(605,411)	(573,126)	(610,885)	(2,390,700)
Other expenses/revenues	R$	(51,092)	(80,327)	(66,600)	(115,803)	(313,822)
Depreciation, amortization and depletion	R$	65,293	81,454	71,327	77,634	295,708

EBITDA	R$	406,124	316,810	383,074	220,499	1,326,507
Depreciation, amortization and depletion	R$	(65,293)	(81,454)	(71,327)	(77,634)	(295,708)

EBIT	R$	340,831	235,356	311,747	142,865	1,030,799
Net financial result	R$	52,996	163,983	(59,830)	16,075	173,224

Income before income tax and social contribution	R$	393,827	399,339	251,917	158,940	1,204,023
Income tax and social contribution	R$	(107,450)	(66,745)	(58,804)	133,456	(99,543)

Net income	R$	286,377	332,594	193,113	292,396	1,104,480

44	CVRD

8.15- Steel Area – CSI (Adjusted and Unaudited)

		2004					2003
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold - external market	MT (thousand)	566	—	—	—	566	442	447	507	489	1,885

Quantity sold - total	MT (thousand)	566	—	—	—	566	442	447	507	489	1,885

Average sales price - external market	US$	419.00	—	—	—	419.00	445.80	401.96	374.08	389.72	401.57
Average sales price - total	US$	419.00	—	—	—	419.00	445.80	401.96	374.08	389.72	401.57

Stockholders’ equity	R$	629,306	—	—	—	629,306	826,600	708,060	694,907	628,586	628,586

Net operating revenues	R$	674,606	—	—	—	674,606	694,108	542,067	560,875	556,491	2,353,541
Cost of products	R$	(654,582)	—	—	—	(654,582)	(652,314)	(534,893)	(573,033)	(533,923)	(2,294,163)
Other expenses/revenues	R$	411	—	—	—	411	—	866	56	(641)	281
Depreciation, amortization and depletion	R$	19,709	—	—	—	19,709	24,552	22,841	20,673	20,087	88,153

EBITDA	R$	40,144	—	—	—	40,144	66,346	30,881	8,571	42,014	147,812
Depreciation, amortization and depletion	R$	(19,709)	—	—	—	(19,709)	(24,552)	(22,841)	(20,673)	(20,087)	(88,153)

EBIT	R$	20,435	—	—	—	20,435	41,794	8,040	(12,102)	21,927	59,659
Result of equity investments	R$	3,890	—	—	—	3,890	1,159	1,266	1,264	2,203	5,892
Gain/loss in translation currency	R$	(374)	—	—	—	(374)	(740)	(2,583)	315	(80)	(3,088)
Net financial result	R$	(15,399)	—	—	—	(15,399)	(11,897)	(9,825)	(9,433)	(9,623)	(40,778)

Income (loss) before income tax and social contribution	R$	8,552	—	—	—	8,552	30,316	(3,102)	(19,956)	14,427	21,685
Income tax and social contribution	R$	(3,670)	—	—	—	(3,670)	(12,330)	570	8,671	(5,468)	(8,557)

Net income (loss)	R$	4,882	—	—	—	4,882	17,986	(2,532)	(11,285)	8,959	13,128

CVRD	45

8.16- Logistics Area – Docenave (Adjusted and Unaudited)

		2004					2003
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Maritime transport - external market
.Bulk transportation	MT (thousands)	1,426	—	—	—	1,426	2,559	1,837	1,703	1,835	7,934
.General cargo (Containers-TEUS)	TEUS	7,444	—	—	—	7,444	2,360	3,427	4,682	6,797	17,266
.Ports services	Operations	698	—	—	—	698	632	776	773	983	3,164
Maritime transport - internal market
.Bulk transportation	MT (thousands)	129	—	—	—	129	441	251	410	285	1,387
.General cargo (Containers-TEUS)	TEUS	14,532	—	—	—	14,532	9,682	11,987	12,053	14,872	48,594
.Ports services	Operations	912	—	—	—	912	1,114	1,242	1,132	1,448	4,936
Average sales price - external market
.Bulk transportation	US$	10.83	—	—	—	10.83	7.18	8.73	6.79	9.39	8.01
.General cargo (Containers-TEUS)	US$	569.99	—	—	—	569.99	525.00	451.12	576.68	684.27	587.05
.Ports services	US$	3,005.73	—	—	—	3,005.73	2,446.20	2,695.88	2,733.51	2,237.03	2,512.64
Average sales price - internal market
.Bulk transportation	US$	3.81	—	—	—	3.81	5.56	3.69	6.37	3.85	5.11
.General cargo (Containers-TEUS)	US$	594.62	—	—	—	594.62	744.16	621.84	629.55	635.56	652.32
.Ports services	US$	3,003.29	—	—	—	3,003.29	2,447.94	2,706.12	2,749.12	2,212.02	2,512.76
Long-term indebtedness, gross	US$	908	—	—	—	908	1,423	1,298	1,172	1,047	1,047
Short-term indebtedness, gross	US$	502	—	—	—	502	502	502	502	502	502

Total indebtedness, gross	US$	1,410	—	—	—	1,410	1,925	1,800	1,674	1,549	1,549

Stockholders’ equity	R$	258,815	—	—	—	258,815	452,618	301,615	255,440	242,769	242,769

Net operating revenues	R$	95,843	—	—	—	95,843	113,823	92,582	85,672	106,336	398,413
Cost of products	R$	(77,858)	—	—	—	(77,858)	(116,495)	(73,952)	(83,268)	(88,281)	(361,996)
Other expenses/revenues	R$	(7,670)	—	—	—	(7,670)	8,967	55,595	(26,539)	(26,209)	11,814
Depreciation	R$	396	—	—	—	396	370	371	376	390	1,507

EBITDA	R$	10,711	—	—	—	10,711	6,665	74,596	(23,759)	(7,764)	49,738
Depreciation	R$	(396)	—	—	—	(396)	(370)	(371)	(376)	(390)	(1,507)

EBIT	R$	10,315	—	—	—	10,315	6,295	74,225	(24,135)	(8,154)	48,231
Net financial result	R$	13,111	—	—	—	13,111	(4,051)	(57,007)	38,511	(408)	(22,955)

Income (loss) before income tax and social contribution	R$	23,426	—	—	—	23,426	2,244	17,218	14,376	(8,562)	25,276
Income tax and social contribution	R$	(3,759)	—	—	—	(3,759)	(3,965)	3,965	—	(4,108)	(4,108)

Net income (loss)	R$	19,667	—	—	—	19,667	(1,721)	21,183	14,376	(12,670)	21,168

46	CVRD

8.17- Logistics Area – FCA (Adjusted and Unaudited)

		2004					2003
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold - internal market	ton (thousands)	5,807	—	—	—	5,807	5,431	6,024	6,336	6,028	23,819
Average sales price - internal market	R$	22.77	—	—	—	22.77	19.46	21.01	23.08	22.29	21.53
Long-term indebtedness, gross	US$	110,691	—	—	—	110,691	102,581	120,257	114,796	115,387	115,387
Short-term indebtedness, gross	US$	17,713	—	—	—	17,713	13,013	15,604	15,895	17,397	17,397

Total indebtedness, gross	US$	128,404	—	—	—	128,404	115,594	135,861	130,691	132,784	132,784

Stockholders’ equity	R$	108,025	—	—	—	108,025	(532,514)	(758,763)	107,907	129,937	129,937

Net operating revenues	R$	112,859	—	—	—	112,859	92,198	112,287	129,991	118,009	452,485
Cost of products	R$	(130,325)	—	—	—	(130,325)	(100,387)	(151,220)	(130,983)	(165,787)	(548,377)
Other expenses/revenues	R$	3,783	—	—	—	3,783	(17,302)	(8,559)	(20,278)	(21,380)	(67,519)
Depreciation, amortization and depletion	R$	10,003	—	—	—	10,003	8,441	8,861	9,451	10,456	37,209

EBITDA	R$	(3,680)	—	—	—	(3,680)	(17,050)	(38,631)	(11,819)	(58,702)	(126,202)
Depreciation, amortization and depletion	R$	(10,003)	—	—	—	(10,003)	(8,441)	(8,861)	(9,451)	(10,456)	(37,209)

EBIT	R$	(13,683)	—	—	—	(13,683)	(25,491)	(47,492)	(21,270)	(69,158)	(163,411)
Write-down of assets	R$	—	—	—	—	—	—	—	(198,395)	—	(198,395)
Net financial result	R$	(12,019)	—	—	—	(12,019)	(1,376)	19,602	(12,829)	(7,492)	(2,095)

Net income (loss)	R$	(25,702)	—	—	—	(25,702)	(26,867)	(27,890)	(232,494)	(76,650)	(363,901)

CVRD	47

8.18- Non ferrous minerals area – PPSA (Adjusted and Unaudited)

		2004					2003
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold - external market	ton (thousands)	85	—	—	—	85	91	71	101	104	367
Quantity sold - internal market	ton (thousands)	13	—	—	—	13	17	13	13	13	56

Quantity sold-total	ton (thousands)	98	—	—	—	98	108	84	114	117	423

Average sales price - external market	US$	153.43	—	—	—	153.43	156.52	159.99	143.15	153.80	152.74
Average sales price - internal market	US$	157.45	—	—	—	157.45	127.82	165.77	156.85	159.62	150.75
Average sales price-total	US$	153.94	—	—	—	153.94	152.00	160.88	144.71	154.45	152.48
Long-term indebtedness, gross	US$	38,666	—	—	—	38,666	77,302	71,865	44,040	44,158	44,158
Short-term indebtedness, gross	US$	5,393	—	—	—	5,393	12,544	2,748	12,493	9,496	9,496

Total indebtedness, gross	US$	44,059	—	—	—	44,059	89,846	74,613	56,533	53,654	53,654

Stockholders’ equity	R$	97,208	—	—	—	97,208	(50,979)	(3,458)	82,088	90,261	90,261

Net operating revenues	R$	43,356	—	—	—	43,356	56,103	39,416	47,240	52,426	195,185
Cost of products	R$	(26,747)	—	—	—	(26,747)	(27,146)	(25,062)	(32,772)	(29,576)	(114,556)
Other expenses/revenues	R$	(6,053)	—	—	—	(6,053)	(9,573)	(19,184)	(8,511)	(8,215)	(45,483)
Depreciation, amortization and depletion	R$	3,544	—	—	—	3,544	3,040	3,051	3,063	4,727	13,881

EBITDA	R$	14,100	—	—	—	14,100	22,424	(1,779)	9,020	19,362	49,027
Depreciation, amortization and depletion	R$	(3,544)	—	—	—	(3,544)	(3,040)	(3,051)	(3,063)	(4,727)	(13,881)

EBIT	R$	10,556	—	—	—	10,556	19,384	(4,830)	5,957	14,635	35,146
Write-down of assets	R$	(22)	—	—	—	(22)	—	—	—	—	—
Net financial result	R$	(3,587)	—	—	—	(3,587)	15,425	38,876	(13,677)	(441)	40,183

Income (loss) before income tax and social contribution	R$	6,947	—	—	—	6,947	34,809	34,046	(7,720)	14,194	75,329
Income tax and social contribution	R$	—	—	—	—	—	(3,047)	2,102	—	(6,029)	(6,974)

Net income (loss)	R$	6,947	—	—	—	6,947	31,762	36,148	(7,720)	8,165	68,355

48	CVRD

8.19- Others – CAEMI (Adjusted and Unaudited)

		2004					2003
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
IRON ORE
Quantity sold — external market	ton (mil)	7,855	—	—	—	7,855	—	—	8,099	8,597	16,696
Quantity sold — internal market	ton (mil)	1,941	—	—	—	1,941	—	—	1,743	1,868	3,611

Quantity sold — total	ton (mil)	9,796	—	—	—	9,796	—	—	9,842	10,465	20,307

Average sales price — external market	US$	18.95	—	—	—	18.95	—	—	18.87	18.83	18.85
Average sales price — internal market	US$	14.14	—	—	—	14.14	—	—	9.52	10.87	10.22
Average sales price — total	US$	18.00	—	—	—	18.00	—	—	17.22	17.41	17.32
BAUXITE
Quantity sold — external market	ton (mil)	19	—	—	—	19	—	—	9	12	21
Quantity sold — internal market	ton (mil)	1	—	—	—	1	—	—	5	13	19

Quantity sold — total	ton (mil)	20	—	—	—	20	—	—	14	26	40

Average sales price — external market	US$	156.00	—	—	—	156.00	—	—	185.19	160.65	170.81
Average sales price — internal market	US$	158.00	—	—	—	158.00	—	—	139.84	163.38	153.00
Average sales price — total	US$	156.10	—	—	—	156.10	—	—	165.07	160.88	162.35
KAOLIN
Quantity sold — external market	ton (mil)	169	—	—	—	169	—	—	157	145	302
Quantity sold — internal market	ton (mil)	18	—	—	—	18	—	—	18	18	36

Quantity sold — total	ton (mil)	187	—	—	—	187	—	—	175	163	338

Average sales price — external market	US$	153.64	—	—	—	153.64	—	—	153.11	165.71	159.16
Average sales price — internal market	US$	210.17	—	—	—	210.17	—	—	189.66	219.80	204.73
Average sales price — total	US$	159.08	—	—	—	159.08	—	—	156.62	172.21	164.14
TRANSPORTATION SERVICES (*)
Quantity sold — external market	ton (mil)	—	—	—	—	—	—	—	—	—	—
Quantity sold — internal market	ton (mil)	21,819	—	—	—	21,819	—	—	23,000	22,800	45,800

Quantity sold — total	ton (mil)	21,819	—	—	—	21,819	—	—	23,000	22,800	45,800

Average sales price — external market	US$
Average sales price — internal market	US$	5.29	—	—	—	5.29	—	—	5.40	5.30	5.35
Average sales price — total	US$	5.29	—	—	—	5.29	—	—	5.40	5.30	5.35
Long-term indebtedness, gross	US$	264,849	—	—	—	264,849	—	—	286,613	268,817	268,817
Short-term indebtedness, gross	US$	17,506	—	—	—	17,506	—	—	5,162	11,380	11,380

Total indebtedness, gross	US$	282,355	—	—	—	282,355	—	—	291,775	280,197	280,197

Stockholders’ equity	R$	1,093,177	—	—	—	1,093,177	—	—	868,500	984,591	984,591

Net operating revenues	R$	600,043	—	—	—	600,043	—	—	201,308	635,132	836,440
Cost of products	R$	(329,881)	—	—	—	(329,881)	—	—	(106,571)	(362,824)	(469,395)
Other expenses/revenues	R$	(59,277)	—	—	—	(59,277)	—	—	(27,076)	(71,068)	(98,144)
Depreciation, amortization and depletion	R$	44,969	—	—	—	44,969	—	—	12,903	43,831	56,734

EBITDA	R$	255,854	—	—	—	255,854	—	—	80,564	245,071	325,635
Depreciation, amortization and depletion	R$	(44,969)	—	—	—	(44,969)	—	—	(12,903)	(43,831)	(56,734)

EBIT	R$	210,885	—	—	—	210,885	—	—	67,661	201,240	268,901
Write-down of assets	R$	847	—	—	—	847	—	—	100	(34,625)	(34,525)
Result of equity investments	R$	4,709	—	—	—	4,709	—	—	(4,570)	1,068	(3,502)
Amortization of goodwill	R$	(47)	—	—	—	(47)	—	—	(16)	(47)	(63)
Nonoperating result	R$	(20)	—	—	—	(20)	—	—	9,126	10,588	19,714
Net financial result	R$	(19,576)	—	—	—	(19,576)	—	—	(13,839)	(33,309)	(47,148)

Income before income tax and social contribution	R$	196,798	—	—	—	196,798	—	—	58,462	144,915	203,377
Income tax and social contribution	R$	(67,048)	—	—	—	(67,048)	—	—	(17,126)	(5,042)	(22,168)
Minority interest	R$	(21,163)	—	—	—	(21,163)	—	—	(7,221)	(22,910)	(30,131)

Net income	R$	108,587	—	—	—	108,587	—	—	34,115	116,963	151,078

(*) Railroad service 100% MRS

CVRD	49

9- Report of the Independent Accountants

(A free translation of the original opinion in Portuguese expressed on Quarterly Information prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)

To the Board of Directors and Stockholders Companhia Vale do Rio Doce

1	We have carried out limited reviews of the Quarterly Information (ITR) of Companhia Vale do Rio Doce for the quarters ended March 31, 2004 and 2003. This information is the responsibility of Company’s management.

2	Except as mentioned in paragraph three, our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

3	The financial statements at March 31, 2004 and 2003, of some subsidiary, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent accountants. Accordingly, the conclusions resulting from our reviews do not cover the amounts of R$ 5,761,571 thousand (2003 - R$ 8,156,541 thousand) of these investments and R$ 343,429 thousand (2003 - R$ 418,620 thousand) of the income produced by them for the quarters then ended.

4	Based on our limited reviews, except for the effects of any adjustments which might have been required if the financial statements of the subsidiary, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

5	Our limited reviews were conducted for the purpose of issuing our report on the quarterly information referred to in paragraph 1, taken as a whole. The statement of cash flow is presented as additional information, and is not a required part of the quarterly report. Such information has been subjected to the auditing procedures described in paragraph 2 and we are not aware of any material adjustments that should be made to this statement for it to be adequately presented in relation to the quarterly information.

6	The quarterly information also includes accounting information for the quarter ended December 31, 2003. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated February 20, 2004.

Rio de Janeiro, May 7, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC-SP-000160/O-5 “F” RJ

João Cesár de O. Lima Jr.	Ronaldo Matos Valiño
Contador CRC 1RJ077431/O-8	Contador CRC-RJ-069.958/O

50	CVRD

10- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors

Sérgio Ricardo Silva Rosa Chairman

Mário da Silveira Teixeira Júnior

Arlindo Magno de Oliveira

Cláudio Bernardo Guimarães de Moraes

Erik Persson

Francisco Valadares Póvoa

Jaques Wagner

Katsuto Momii

Oscar Augusto de Camargo Filho

Renato da Cruz Gomes

Ricardo Carvalho Giambroni

Advisory Committees of the
Board of Directors

Audit Committee
Antonio José de Figueiredo Ferreira
Marcos Fábio Coutinho
Paulo Roberto Ferreira de Medeiros
Ricardo Wiering de Barros

Executive Development Committee
Arlindo Magno de Oliveira
Francisco Valadares Póvoa
João Moisés de Oliveira
Olga Loffredi
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Samir Zraick

Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa
Luiz Carlos Siqueira Aguiar
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

Fiscal Council

Pedro Carlos de Mello Chairman

Marcelo Amaral Moraes

Oswaldo Mário Rêgo de Amorim Azevedo

Wilson Risolia Rodrigues

Executive Officers

Roger Agnelli
Chief Executive Officer

Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals

Carla Grasso
Executive Officer for Human Resources and
Corporate Services

Antonio Miguel Marques
Executive Officer for Non-Ferrous Minerals

Fábio de Oliveira Barbosa
Chief Financial Officer

Gabriel Stoliar
Executive Officer for Planning

Guilherme Rodolfo Laager
Executive Officer for Logistics

Eduardo de Carvalho Duarte
Chief Accountant
CRC-RJ 57439

Otto de Souza Marques Junior
Chief Officer of Control
Department
CVRD	51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer